OAK HILL FINANCIAL, INC.

Annual 2005 Report

Oak Hill

About Oak Hill Financial, Inc.

Oak Hill Financial, Inc. is a financial holding company incorporated under the laws of the State of Ohio and regulated by the Board of Governors of the Federal Reserve System. We operate three subsidiaries: Oak Hill Banks, Oak Hill Financial Insurance Agency, Inc., and Oak Hill Title Agency. In turn, Oak Hill Banks has two subsidiaries, Oak Hill Banks Community Development Corp. and Oak Hill Financial Services, Inc.

Oak Hill Banks is a state-chartered commercial bank regulated by the State of Ohio and insured by the Federal Deposit Insurance Corporation (FDIC) that provides depository, lending, and other financial services to individuals and businesses. Oak Hill Banks operates 35 banking offices and three loan production offices in 16 counties across southern and central Ohio.

Oak Hill Financial Insurance Agency offers group health insurance, other employee benefits, benefits administration, and property and casualty insurance. Oak Hill Title Agency is a limited liability company that provides title services for commercial and residential real estate transactions. Oak Hill Banks Community Development Corp. provides special financing and financial counseling targeted to stimulating economic development and job creation in 12 low-income counties in southern Ohio. Oak Hill Financial Services, Inc. offers financial planning and brokerage services to individuals and businesses.

Financial

To Our Fellow
John D. Kidd

On behalf of the employees and directors of Oak Hill Financial, Inc. and its affiliates, we are pleased to present our Annual Report to Shareholders for 2005. For Oak Hill Financial, 2005 was both a year of growth and a year of challenges.

Bolstered by our April 1 acquisition of Lawrence Financial Holdings, Inc., and its subsidiary, Lawrence Federal Savings Bank, total assets increased 14.6% and net loans grew 11.2% during 2005.

The Lawrence Financial transaction, which was valued at $15.2 million, brought us $116.9 million in assets, $76.5 million in net loans, and $104.2 million in deposits. It also moved our Oak Hill Banks affiliate from eighth to second in market share in Lawrence County, Ohio, which is part of the Huntington/Ashland MSA. By consolidating overlapping branches in two communities served both by Lawrence Financial and Oak Hill Banks, we achieved substantial cost savings without negatively impacting our market position.

In the second quarter, we completed a comprehensive review of key components of our loan portfolios. This review led the company to pursue an aggressive course of action for resolving the issues that were identified, which resulted in the company posting a $4.3 million increase in the provision for loan losses.

Also in the second quarter, we announced a stock buyback program under which we would repurchase up to 290,000, or approximately 5.0%, of the outstanding shares of our common stock. In addition, we opened a branch inside a Wal-Mart in Circleville, Ohio, which complements our existing full-service office in that community.

Throughout the year, competitive pricing for commercial and commercial real estate loans was often below what we considered prudent in the existing rate environment. As a result, during the year we chose not to pursue certain loans. With an eye to the long-term, we remained focused on the net interest margin and credit quality, not on growth solely for the sake of growth.

As the year progressed, we strengthened our investment services, commercial lending, mortgage origination, and insurance areas. On the insurance side, Brian D. Noble joined us in April as President and CEO of our Oak Hill Financial Insurance affiliate. A 25-year industry veteran, Brian is leading the charge as we expand beyond our traditional focus on group health insurance into commercial lines and personal property and casualty coverage.

To facilitate growth in the investment services area, we established Oak Hill Financial Services as a subsidiary of Oak Hill Banks. With a team of professional financial counselors under the direction of President and CEO Michael A. Comperchio, Oak Hill Financial Services is poised to make a significant contribution to our revenue goals in 2006 and beyond.

If 2005 was a year of both growth and challenge, we believe 2006 will be a year of opportunity. In the past few months, we have taken many positive steps to position Oak Hill Financial for a successful future. Moving into the new year, we have a solid plan to increase earnings, build shareholder value, and continue our pattern of long-term growth.

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Shareholders
R. E. Coffman, Jr.

To offset the effect of the flat yield curve on our net interest margin, we are aggressively pursuing opportunities to grow non-interest income. In addition to investment and insurance services, we are focused on growing revenues from title services, business banking services, and other fee-generating product lines.

We had considerable success in the second half of 2005 growing our checking accounts and have implemented new and innovative marketing programs to further build our retail customer base. These programs will continue throughout 2006. Also, we are taking our sales training and management programs to a higher level as part of a company-wide effort to enhance our sales culture.

Credit quality will remain a focal point. Our special assets and credit administration people are working diligently on the nonperforming loans, and we are firmly committed to further improvement in this area. While we expect loan growth to be stronger in 2006, we will remain rational in our pricing and prudent in our underwriting.

Our expansion program for 2006 is well underway. To date, we have opened a Business Financial Center in Lancaster, Ohio and established our Oak Hill Express deposit courier service to serve the Columbus metropolitan market. Both are focused on meeting the financial needs of small and mid-sized businesses.

In the second quarter, we will open a full-service retail banking office in Mt. Orab, Ohio, located east of Cincinnati. Later in the year, a retail branch in the Dayton suburb of Kettering is planned, and we expect to open a Business Financial Center in suburban Columbus to complement our retail branch and loan production office in that region.

To improve operating efficiency, we are expanding our headquarters facility in Jackson, Ohio. When this project is completed, we will be able to house our entire Southern Ohio senior management group at a single location for the first time in nearly a decade. We will, however, maintain our administrative facility in the Cincinnati-Dayton region to ensure that we remain responsive to local market conditions in that area.

The share repurchase program that began in the second quarter of 2005 was completed in January 2006. In light of current market conditions and our confidence in the future of your company, in February 2006 our Board of Directors authorized the repurchase of an additional 278,000 shares of our common stock.

In closing, we again want to thank the more than 400 dedicated individuals who make up the Oak Hill Financial family. Their efforts have seen us through the challenges of 2005, and their presence gives us great optimism for the future.

Thank you for your investment in Oak Hill Financial.

John D. Kidd
Chairman

R. E. Coffman, Jr.
President & CEO

O A K H I L L F I N A N C I A L , I N C . | PAGE 3

Selected Consolidated Financial Information

	At or For the Year Ended December 31,

(In thousands)	2005	2004	2003	2002	2001

SUMMARY OF FINANCIAL CONDITION(1)(2)
Total assets	$1,241,058	$1,083,040	$938,281	$833,629	$778,332
Interest-bearing deposits and federal funds sold	2,983	2,705	1,285	5,699	11,929

Investment securities	134,812	92,023	79,545	83,789	78,981

Loans receivable—net(3)	1,015,083	912,538	811,021	701,944	646,081

Deposits	978,396	862,096	717,821	663,813	612,204
Subordinated debentures	23,000	18,000	5,000	5,000	5,000
Federal Home Loan Bank (FHLB) advances and other borrowings	141,382	113,660	130,352	94,358	99,860
Stockholders’ equity	94,081	85,043	79,928	66,881	56,349

SUMMARY OF OPERATIONS(1)(2)
Interest income	$69,720	$59,251	$55,170	$57,222	$59,704
Interest expense	29,436	20,838	20,468	24,724	30,777

Net interest income	40,284	38,413	34,702	32,498	28,927
Provision for losses on loans	6,341	3,136	3,347	2,757	2,591

Net interest income after provision for losses on loans	33,943	35,277	31,355	29,741	26,336

Gain on sale of loans	1,085	1,882	4,489	2,358	1,385
Gain on sale of branch premises and equipment	204	—	—	122	900
Gain (loss) on sale of assets	182	(47)	333	331	27
Insurance commissions	2,781	3,050	2,827	2,457	2,203
Loss on sale of consumer finance loan portfolio	—	(3,585)	—	—	—
Other income	7,386	5,370	3,889	2,845	2,676
General, administrative and other expense(4)	31,045	26,944	24,049	22,663	20,672

Earnings before federal income tax	14,536	15,003	18,844	15,191	12,855
Federal income taxes	3,157	4,341	6,266	4,851	4,133

Net earnings	$11,379	$10,662	$12,578	$10,340	$8,722

PER SHARE INFORMATION
Basic earnings per share	$2.01	$1.92	$2.29	$1.94	$1.66
Book value per share	$16.79	$15.30	$14.34	$12.46	$10.70

Footnote explanations on the following page.

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Selected Consolidated Financial Information (continued)

	At or For the Year Ended December 31,

	2005	2004	2003	2002	2001

OTHER STATISTICAL AND OPERATING DATA
Return on average assets	0.96%	1.07%	1.45%	1.26%	1.20%
Return on average equity	12.39	12.89	17.08	16.76	16.45
Net interest margin (fully-taxable equivalent)	3.70	4.05	4.19	4.18	4.17
Interest rate spread during period	3.37	3.74	3.81	3.75	3.56
General, administrative and other expense to average assets	2.62	2.70	2.77	2.77	2.85
Allowance for loan losses to nonperforming loans	77.25	186.83	133.46	125.29	160.00
Allowance for loan losses to total loans	1.33	1.28	1.32	1.29	1.28
Nonperforming loans to total loans	1.72	0.69	0.99	1.03	0.80
Nonperforming assets to total assets	1.45	0.73	0.93	0.88	0.87
Net charge-offs to average loans	0.50	0.26	0.22	0.28	0.23
Equity to assets at period end	7.58	7.85	8.52	8.02	7.24
Dividend payout ratio	35.06	32.19	23.67	25.31	26.69

(1)

Oak Hill Financial, Inc. (the “Company”) completed an acquisition of Lawrence Financial Holdings, Inc. (“Lawrence Financial”) and its subsidiary, Lawrence Federal Savings Bank on April 1, 2005, whereby the Company and Lawrence Financial merged and Oak Hill Banks and Lawrence Federal Savings Bank merged. The acquisition price totaled $15.2 million, of which $7.7 million was paid in cash. In addition the Company issued 221,501 shares of common stock to Lawrence Financial shareholders.

(2)	The Company completed an acquisition of Ripley National Bank on October 9, 2004 for $5.3 million in cash, whereby Oak Hill Banks and Ripley National Bank merged.

(3)	Includes loans held for sale.

(4)

General, administrative and other expense for 2001 includes $259,000 in pre-tax expenses incurred pursuant to the merger with Oak Hill Financial Insurance. Also includes $160,000 and $546,000 in pre-tax expenses incurred in 2004 and 2005, respectively, pursuant to the acquisitions of Ripley National Bank and Lawrence Financial.

O A K H I L L F I N A N C I A L , I N C . | PAGE 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Oak Hill Financial, Inc. (the “Company”) is a financial holding company, the principal assets of which are the Company’s ownership of Oak Hill Banks (“Oak Hill”) and Oak Hill Financial Insurance (“OHFI”). In addition, the Company owns 49% of Oak Hill Title Agency, LLC (“Oak Hill Title”). The Company’s results of operations are primarily dependent upon its financial service subsidiary which is collectively viewed herein as a single operating segment for financial statement purposes.

         Oak Hill conducts a general commercial banking business that consists of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes. Prior to 2005, the Company operated Action Finance (“Action”), a consumer finance company, the principal assets of which were sold in 2004. OHFI is an insurance agency specializing in group health insurance and other employee benefits. Oak Hill Title provides title services for commercial and residential real estate transactions.

         Oak Hill’s profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of noninterest income and expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, franchise taxes, and other operating expenses.

         In October 2004, the Company acquired Ripley National Bank (“Ripley”) for $5.3 million in cash. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets.

         In December 2004, the Company sold the consumer loan portfolio of Action. The portfolio, which was comprised of small consumer and second mortgage loans, totaled $8.7 million. Concurrent with the sale, the Company closed Action’s five retail lending offices in southern Ohio.

         In April 2005, the Company acquired Lawrence Financial Holdings, Inc. (“Lawrence Financial”) and its subsidiary Lawrence Federal Savings Bank (“Lawrence”) headquartered in Ironton, Ohio for $15.2 million, of which $7.7 million was paid in cash. In addition, the Company issued 221,051 shares of common stock to Lawrence Financial shareholders. As part of the transaction, the Company acquired a net three full-service offices in southern Ohio, involving total loans of $76.5 million, $104.2 million in deposits and $116.9 million in assets.

         Management’s Discussion and Analysis of Financial Condition and Results of Operations are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 2005, 2004 and 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and related footnotes presented elsewhere in this report.

FORWARD LOOKING STATEMENTS

In the following pages, management presents an analysis of the Company’s consolidated financial condition as of December 31, 2005, and the consolidated results of operations for the year ended December 31, 2005, as compared to prior periods. In addition to this historical information, the following discussion and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company’s operations and the Company’s actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company’s general market area. Without limiting the foregoing, some of the forward-looking statements include management’s establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses, and management’s belief that the allowance for loan losses is adequate.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgments and assumptions by management that include inherent risks and uncertainties.

         Allowance for Losses on Loans: The balance in this account is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Company’s loan portfolio as of the date of the consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Company’s policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of the certain items, including:

•	Local market areas and national economic developments;

•	Levels of and trends in delinquencies and impaired loans;

•	Levels of and trends in recoveries of prior charge-offs;

•	Adverse situations that may affect specific borrowers’ ability to repay;

•	Effects of any changes in lending policies and procedures;

•	Credit concentrations;

•	Experience, ability, and depth of lending management and credit administration staff;

•	Volume and terms of loans; and

•	Current collateral values, where appropriate.

         When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan’s carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

         The Company accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Both Statements require the Company to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loans’ observable market price or fair value of the collateral.

         A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Company’s investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

         It is the Company’s policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

         Mortgage Servicing Rights: Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

O A K H I L L F I N A N C I A L , I N C . | PAGE 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

         The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the “economic” value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

         SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management’s assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

         Goodwill and Other Intangible Assets: The Company has recorded goodwill and core deposit intangibles as a result of merger and acquisition activity.

         Goodwill represents the excess purchase price paid over the net book value of the assets acquired in a merger or acquisition. Pursuant to SFAS No. 142, “Goodwill and Intangible Assets,” goodwill is not amortized, but is tested for impairment at the reporting unit annually or whenever an impairment indicator arises. The evaluation involves assigning assets and liabilities to reporting units and comparing the fair value of each reporting unit to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired. However, if the carrying amount of the reporting unit exceeds the fair value, goodwill is considered impaired. The impairment loss equals the excess of carrying value over fair value.

         Core deposit intangibles represent the value of long-term deposit relationships and are amortized over their estimated useful lives. The Company annually evaluates these estimated useful lives. If the Company determines that events or circumstances warrant a change in these estimated useful lives, the Company will adjust the amortization of the core deposit intangibles, which could affect future amortization expense.

FINANCIAL CONDITION

The Company’s total assets amounted to $1.2 billion as of December 31, 2005, an increase of $158.0 million, or 14.6%, over the $1.1 billion total at December 31, 2004. The asset growth was funded primarily through the assumption of $104.2 million of deposits in the Lawrence Financial transaction, a $12.9 million increase in repurchase agreements, a $17.5 million increase in Federal Home Loan Bank advances and a $5.0 million increase in subordinated debentures, all of which were partially offset by a $2.7 million decrease in notes payable.

         Cash and due from banks, federal funds sold, and investment securities, including mortgage-backed securities, increased by $37.2 million, or 30.0%, to a total of $161.2 million at December 31, 2005, compared to $124.0 million at December 31, 2004. Investment securities increased by $42.8 million during 2005, as purchases of $82.6 million and the acquisition of $15.9 million of securities in the Lawrence Financial merger exceeded maturities and repayments of $18.3 million and sales of $34.7 million. Federal funds sold increased by $626,000 during 2005.

         Loans receivable totaled $1.0 billion at December 31, 2005, an increase of $102.5 million, or 11.2%, over total loans at December 31, 2004. Loan disbursements totaled $380.4 million during 2005, which together with the $76.5 million acquired in the Lawrence Financial transaction, were partially offset by loan sales of $35.4 million and principal repayments of $311.8 million during 2005. Loan disbursements and sales volume decreased by $84.5 million and $22.9 million, respectively, as compared to 2004. Growth in the loan portfolio during 2005 was comprised of a $38.7 million, or 56.9%, increase in installment loans, a $50.6 million, or 18.7%, increase in real estate mortgage loans and a $14.9 million, or 2.6%, decrease in commercial and other loans. The Company’s allowance for loan losses totaled $13.7 million at December 31, 2005, an increase of $1.8 million, or 15.2%, over the total at December 31, 2004. The allowance for loan losses represented 1.33% and 1.28% of the total loan portfolio at December 31, 2005 and 2004, respectively. Net

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Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

charge-offs totaled $5.0 million and $2.3 million for the years ended December 31, 2005 and 2004, respectively. The Company’s allowance represented 77.3% and 186.8% of nonperforming loans, which totaled $17.7 million and $6.3 million at December 31, 2005 and 2004, respectively. At December 31, 2005, nonperforming loans were comprised of $568,000 in installment loans, $5.4 million of loans secured primarily by commercial real estate, $4.9 million of commercial and other loans and $6.8 million of loans secured by one-to-four family residential real estate. In response to unexpected deterioration in several large commercial loans in the second quarter, the Company performed a comprehensive review of key components of its loan portfolio. Following such review, the Company pursued an aggressive course of action with respect to the loans reviewed, resulting in increased loan charge-offs, increased loan loss provision, and increased non-performing loan classifications over the remainder of the year. In management’s opinion, the assigned carrying value of large commercial and nonresidential real estate credits are appropriate and all nonperforming loans were adequately collateralized or reserved for at December 31, 2005.

         Deposits totaled $978.4 million at December 31, 2005, an increase of $116.3 million, or 13.5%, over the $862.1 million total at December 31, 2004. The increase was primarily attributable to the assumption of $104.2 million in deposits in the Lawrence Financial transaction. Brokered deposits continued to be part of the Company’s overall funding strategy, although to a lesser extent, due to competitive rates and lower operational costs compared with retail deposits. Brokered deposits totaled $80.5 million with a weighted-average cost of 3.20% at December 31, 2005, as compared to the $113.1 million in brokered deposits with a 2.70% weighted-average cost at December 31, 2004. Proceeds from deposit growth during 2005 were used primarily to fund loan originations.

         Advances from the Federal Home Loan Bank totaled $123.1 million at December 31, 2005, an increase of $17.5 million, or 16.6%, from the December 31, 2004 total. Securities sold under agreements to repurchase totaled $18.3 million at December 31, 2005, an increase of $12.9 million, over the total at December 31, 2004. The increase resulted primarily from $10.0 million in reverse repurchase agreements incepted in March 2005. Notes payable decreased $2.7 million as the Company repaid a note to another financial institution.

         During 2005, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 4 (“Trust 4”), issued $5.0 million of mandatorily redeemable debt securities. The amount of the debt securities issued by Trust 4, while not consolidated herein, are included in the Company’s regulatory capital pursuant to the provisions of Financial Interpretation No. 46 (“FIN 46”), specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures were used by Trust 4 to purchase from the Company $5.0 million of subordinated debentures maturing on June 30, 2035. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 5.96% through June 30, 2015 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 1.60% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill during the current year. At December 31, 2005, the Company’s subordinated debentures issued to statutory business trusts and includable as Tier 1 capital totaled $23.0 million.

         The Company’s stockholders’ equity amounted to $94.1 million at December 31, 2005, an increase of $9.0 million, or 10.6%, over the balance at December 31, 2004. The increase resulted primarily from net earnings of $11.4 million, proceeds from options exercises of $1.7 million and $8.3 million in stockholders’ equity through issuance of shares in the Lawrence Financial transaction, all of which were partially offset by the Company’s repurchase of 269,945 outstanding shares of its common stock at an aggregate price of $7.8 million ($28.97 per share) and $3.9 million in dividends on common stock.

SUMMARY OF EARNINGS

Changes in net interest income are attributable to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is calculated as change in rate times the old volume. The table below indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and the rate change at the ratio each component bears to the absolute value of their total.

O A K H I L L F I N A N C I A L , I N C . | PAGE 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

RATE/VOLUME TABLE

	Year Ended December 31,

	2005 vs. 2004			2004 vs. 2003

	Increase (decrease) due to			Increase (decrease) due to
(In thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest income attributable to:(1)

Loans receivable	$8,115	$686	$8,801	$7,554	$(3,958)	$3,596

Investment securities	1,929	316	2,245	100	468	568

Federal funds sold	(2)	7	5	3	5	8
Interest-earning deposits with banks	(6)	52	46	11	(1)	10

Total interest income	$10,036	$1,061	$11,097	$7,668	$(3,486)	$4,182

Interest expense attributable to:
Deposits
Savings accounts	$(114)	$284	$170	$10	$(110)	$(100)
NOW accounts	50	163	213	101	(136)	(35)
Money market deposit accounts	4	1	5	(2)	(23)	(25)
Premium & select investment accounts	109	2,316	2,425	42	113	155
Certificates of deposit	5,194	(986)	4,208	2,235	(1,884)	351
Borrowings	1,534	43	1,577	289	(265)	24

Total interest expense	$6,777	$1,821	$8,598	$2,675	$(2,305)	$370

Increase in net interest income			$2,499			$3,812

(1) Presented on a tax-equivalent basis.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

         The table below shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 2005, 2004 and 2003. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

AVERAGE BALANCE AND INTEREST RATES

	Year Ended December 31,

	2005			2004			2003

(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate

Interest-earning assets:
Loans receivable	$993,976	$64,535	6.49%	$869,849	$55,734	6.41%	$754,519	$52,138	6.91%
Investment securities	126,958	6,364	5.01	90,415	4,119	4.56	84,277	3,551	4.21
Federal funds sold	584	20	3.42	929	15	1.61	699	7	1.00
Interest-earning deposits	1,767	74	4.19	2,472	28	1.13	1,508	18	1.19

Total interest-earning assets	1,123,285	70,993	6.32	963,665	59,896	6.22	841,003	55,714	6.62
Noninterest-earning assets	62,951			33,361			27,003

Total assets	$1,186,236			$997,026			$868,006

Interest-bearing liabilities:
Deposits:
Savings accounts	$70,651	365	0.52	$52,292	195	0.37	$47,385	295	0.62
NOW accounts	76,679	1,017	1.33	70,990	804	1.13	61,200	839	1.37
Money market deposit accounts	8,993	36	0.40	7,930	31	0.39	7,993	56	0.70
Premium & select investments	111,081	3,392	3.05	74,364	967	1.30	71,848	812	1.13
Certificates of deposit	585,114	18,134	3.10	509,340	13,926	2.73	422,905	13,575	3.21
Borrowings	144,445	6,492	4.49	124,514	4,915	3.95	117,328	4,891	4.17

Total interest-bearing liabilities	996,963	29,436	2.95	839,430	20,838	2.48	728,659	20,468	2.81

Noninterest-bearing liabilities	97,420			74,888			65,706
Stockholders’ equity	91,853			82,708			73,641

Total liabilities and stockholders’ equity	$1,186,236			$997,026			$868,006

Net interest income and interest rate spread		$41,557	3.37%		$39,058	3.74%		$35,246	3.81%

Net interest margin(1)			3.70%			4.05%			4.19%

Average interest-earning assets to average interest-bearing liabilities			112.67%			114.80%			115.42%

Adjustment of interest income to a tax-equivalent basis on tax-exempt:
Loans and investment securities		$1,273			$645			$544

(1) The net interest margin is net interest income divided by average interest-earning assets.

O A K H I L L F I N A N C I A L , I N C . | PAGE 11

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

General. Net earnings for the year ended December 31, 2005 totaled $11.4 million, a $717,000, or 6.7%, increase from 2004 net earnings. The increase in earnings resulted primarily from a $1.9 million increase in net interest income, a $5.0 million increase in total other income and a $1.2 million decrease in the provision for federal income taxes, all of which were partially offset by a $3.2 million increase in the provision for losses on loans and a $4.1 million increase in general, administrative and other operating expenses.

Net Interest Income. Total interest income for the year ended December 31, 2005, amounted to $69.7 million, an increase of $10.5 million, or 17.7%, from the total recorded for 2004. Interest income on loans totaled $64.3 million, an increase of $8.8 million, or 15.8%, from the 2004 period. This increase resulted primarily from a $124.1 million, or 14.3%, increase in the weighted-average (“average”) portfolio balance, to a total of $994.0 million in 2005, coupled with an 8 basis point increase in the average fully-taxable equivalent yield, to 6.49% in 2005 from 6.41% in 2004. As stated previously, the growth in the loan portfolio was heavily influenced by the Lawrence Financial purchase. Interest income on investment securities and other interest-earning assets increased by $1.7 million, or 45.3%. The increase resulted primarily from a 55 basis point increase in the average fully-taxable equivalent yield, to 4.99% in 2005, coupled with a $35.5 million, or 37.8%, increase in the average portfolio balance, to a total of $129.3 million in 2005. The increase in average yield is generally reflective of eight rate increases by the Federal Reserve Board during the year.

         Total interest expense amounted to $29.4 million for the year ended December 31, 2005, an increase of $8.6 million, or 41.3%, from the total recorded in 2004. Interest expense on deposits increased by $7.0 million, or 44.1%, to a total of $22.9 million in 2005. The increase resulted primarily from a $137.6 million, or 19.2%, increase in the average portfolio balance, to a total of $852.5 million in 2005, coupled with a 46 basis point increase in the average cost of deposits, to 2.69% in 2005. Interest expense on borrowings increased by $1.6 million, or 32.1%, during 2005. This increase was due to a $19.9 million, or 16.0%, increase in average borrowings outstanding, coupled with a 54 basis point increase in the average cost of borrowings, to 4.49% in 2005. The increased cost of interest-bearing liabilities was also primarily due to the overall increase in interest rates in the economy throughout 2005.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.9 million, or 4.9%, for the year ended December 31, 2005, as compared to 2004. The interest rate spread decreased by 37 basis points, to 3.37% in 2005, compared to 3.74% in 2004. The fully-taxable equivalent net interest margin decreased by 35 basis point from, 4.05% in 2004 to 3.70% in 2005. Management believes that future increases in short-term interest rates in the economy will continue to place pressure on the Company’s net interest margin.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company’s market area and other factors related to the collectibility of the Company’s loan portfolio. As a result of such analysis, management recorded a $6.3 million provision for losses on loans for the year ended December 31, 2005, an increase of $3.2 million compared to 2004. The provision for losses on loans in 2005 was predicated upon an increase of $11.4 million in nonperforming loans from $6.3 million in 2004 to $17.7 million at December 31, 2005, the $102.5 million of growth in the loan portfolio, as well as, net charge-offs of $5.0 million in 2005.

         Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2005, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

PAGE 12 | O A K H I L L F I N A N C I A L , I N C .

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Other Income. Other income totaled $11.6 million for the year ended December 31, 2005, an increase of $5.0 million, or 74.5%, compared to the 2004 amount. This increase resulted primarily from a $1.7 million increase in service fees, charges and other operating income, a $318,000 increase in the cash surrender value of bank owned life insurance, and the absence of the $3.6 million loss on the sale of the Action loan portfolio, which were partially offset by a $797,000, or 42.3%, decrease in gain on sale of loans and a $269,000, or 8.8%, decrease in insurance commissions. The increase in service fees, charges and other income resulted from an increase in service charges on deposits totaling $946,000 and an increase in ATM fees of $434,000 in 2005. The gain on sale of loans decrease is generally attributable to a reduction in secondary market volume year over year.

General, Administrative and Other Expense. General, administrative and other expense totaled $31.0 million for the year ended December 31, 2005, an increase of $4.1 million, or 15.2%, over the 2004 total. The increase resulted primarily from a $1.6 million, or 10.9%, increase in employee compensation and benefits, a $2.7 million, or 33.6%, increase in other operating expenses, an increase of $667,000, or 19.6%, in occupancy and equipment, which were partially offset by a $799,000 decrease in franchise taxes. The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, the acquisition of Lawrence Financial, additional management staffing and normal merit increases. The increase in other operating expenses resulted from a $478,000 increase in professional fees, $386,000 in merger-related expenses in connection with the previously mentioned Lawrence merger, an $881,000 increase in amortization of intangibles and a $316,000 increase in marketing fees. The remaining increase was due to pro-rata increases in other operating expenses attendant to the Company’s overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $339,000, or 36.8%, increase in maintenance contracts and a $376,000, or 32.8%, increase in depreciation expense year-to-year. The increases in depreciation expense is primarily attributable to new office locations. The decrease in franchise taxes was attributable to a tax savings for 2005 resulting from the previously mentioned Oak Hill-Ripley merger in 2004.

Federal Income Taxes. The provision for federal income taxes amounted to $3.2 million for the year ended December 31, 2005, a decrease of $1.2 million, or 27.3%, compared to the $4.3 million recorded in 2004. The decrease resulted primarily from a $467,000, or 3.1%, decrease in earnings before taxes, coupled with $1.0 million in New Markets Tax Credits pursuant to Oak Hill’s qualified investment in Oak Hill Banks Community Development Corp. The effective tax rates were 21.7% and 28.9% for the years ended December 31, 2005 and 2004, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

General. Net earnings for the year ended December 31, 2004 totaled $10.7 million, a $1.9 million, or 15.2%, decrease from 2003 net earnings. The decrease in earnings resulted primarily from a $4.9 million decrease in other income, which was partially offset by a $211,000 decrease in the provision for losses on loans, a $3.7 million increase in net interest income, and a $1.9 million decrease in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2004, amounted to $59.3 million, an increase of $4.1 million, or 7.4%, from the total recorded for 2003. Interest income on loans totaled $55.5 million, an increase of $3.5 million, or 6.8%, from the 2003 period. This increase resulted primarily from a $115.3 million, or 15.3%, increase in the average portfolio balance, to a total of $869.8 million in 2004, which was partially offset by a 50 basis point decrease in the average fully-taxable equivalent yield, to 6.41% in 2004 from 6.91% in 2003. Interest income on investment securities and other interest-earning assets increased by $550,000, or 17.4%. The increase resulted primarily from a 31 basis point increase in the average fully-taxable equivalent yield, to 4.44% in 2004, coupled with a $7.3 million, or 8.5%, increase in the average portfolio balance, to a total of $93.8 million in 2004.

O A K H I L L F I N A N C I A L , I N C . | PAGE 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

         Total interest expense amounted to $20.8 million for the year ended December 31, 2004, a decrease of $370,000, or 1.8%, from the total recorded in 2003. Interest expense on deposits increased by $346,000, or 2.2%, to a total of $15.9 million in 2004. The increase resulted primarily from a $103.6 million, or 16.9%, increase in the average portfolio balance, to a total of $714.9 million in 2004, which was partially offset by a 32 basis point decrease in the average cost of deposits, to 2.23% in 2004. Interest expense on borrowings increased by $24,000, or 0.5%, during 2004. This increase was due to a $7.2 million, or 6.1%, increase in average borrowings outstanding, which was partially offset by a 22 basis point decrease in the average cost of borrowings, to 3.95% in 2004. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2004 and 2003.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.7 million, or 10.7%, for the year ended December 31, 2004, as compared to 2003. The interest rate spread decreased by 7 basis points to 3.74% in 2004, compared to 3.81% in 2003. The fully-taxable equivalent net interest margin decreased by 14 basis points from, 4.19% in 2003 to 4.05% in 2004.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company’s market area and other factors related to the collectibility of the Company’s loan portfolio. As a result of such analysis, management recorded a $3.1 million provision for losses on loans for the year ended December 31, 2004, a decrease of $211,000, or 6.3%, compared to 2003. The provision for losses on loans in 2004 was predicated upon a decrease of $1.8 million in nonperforming loans from $8.1 million in 2003 to $6.3 million at December 31, 2004, offset by the $102.5 million of growth in the gross loan portfolio and net charge-offs in 2004 of $2.3 million.

         Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2004, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income. Other income totaled $6.7 million for the year ended December 31, 2004, a decrease of $4.9 million, or 42.2%, compared to the 2003 amount. This decrease resulted primarily from a $2.6 million, or 58.1%, decrease in gain on sale of loans and a $3.6 million loss on the sale of Action’s loan portfolio and related assets, which were partially offset by a $1.4 million, or 35.0%, increase in service fees, charges, and other operating income and a $223,000, or 7.9%, increase in insurance commissions. The decrease in gain on sale of loans resulted from an expected decrease in the volume of loans sold year-to-year, which was partially offset by an increase of $312,000, or 57.4%, in gains on sales of commercial loans originated under the Small Business Administration’s (“SBA”) programs. The increase in commissions was due primarily to increased premiums realized on sales of group health insurance. The increase in service charges, fees and other income was due primarily to an increase in overdraft fees totaling $452,000, or 17.7%, over the total recorded in 2003, as a result of a new overdraft protection program implemented in late March 2003, coupled with a $698,000, or 54.3%, decrease in amortization and impairment of mortgage servicing rights.

General, Administrative and Other Expense. General, administrative and other expense totaled $26.9 million for the year ended December 31, 2004, an increase of $2.9 million, or 12.0%, over the 2003 total. The increase resulted primarily from a $318,000, or 2.2%, increase in employee compensation and benefits, a $1.1 million, or 16.9%, increase in other operating expenses, an increase of $490,000, or 16.8%, in occupancy and equipment and a $919,000 increase in franchise taxes. The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional

PAGE 14 | O A K H I L L F I N A N C I A L , I N C .

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

management staffing and normal merit increases. The increase in other operating expenses resulted from a $194,000 increase in ATM costs associated with switching service providers, coupled with an overall increase in ATM locations, a $174,000 increase in professional fees, $160,000 in merger-related expenses in connection with the previously mentioned Ripley merger, an $80,000 increase in credit and collection expense, a $72,000 increase in amortization of intangibles and a $71,000 increase in consulting fees, which are based upon the increase in overdraft fees. The remaining increase of $388,000, or 5.7%, was due to pro-rata increases in other operating expenses attendant to the Company’s overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $109,000, or 15.3%, increase in rent expense, a $146,000, or 18.8%, increase in maintenance contracts and a $161,000, or 16.3%, increase in depreciation expense year-to-year. The increases in rent and depreciation expenses are primarily attributable to new office locations. The increase in franchise taxes was attributable to an increase in the taxable equity base year over year, as well as, tax savings attributable to the merger of Oak Hill with Towne.

Federal Income Taxes. The provision for federal income taxes amounted to $4.3 million for the year ended December 31, 2004, a decrease of $1.9 million, or 30.7%, compared to the $6.3 million recorded in 2003. The decrease resulted primarily from a $3.8 million, or 20.4%, decrease in earnings before taxes, coupled with $500,000 in New Markets Tax Credits pursuant to Oak Hill’s qualified investment in Oak Hill Banks Community Development Corp. The effective tax rates were 28.9% and 33.3% for the years ended December 31, 2004 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company’s cash flow requires the anticipation of deposit flows and loan payments. The Company’s primary sources of funds are deposits, borrowings and principal and interest payments on loans. The Company uses funds from deposit inflows, proceeds from borrowings and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

         At December 31, 2005, the Company had $298.4 million of certificates of deposit maturing within one year. It has been the Company’s historic experience that such certificates of deposit will be renewed with Oak Hill at market rates of interest. It is management’s belief that maturing certificates of deposit over the next year will similarly be renewed with the Oak Hill at market rates of interest without a material adverse effect on the results of operations.

         In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $320.7 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 2005, the Company had $123.1 million of outstanding FHLB advances.

         The Company engages in off-balance sheet credit-related activities that could require the Company to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Company. However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Company’s customers. At December 31, 2005, the Company had total off-balance sheet contractual commitments consisting of $24.6 million in loan commitments, $112.6 million in unused lines of credit and letters of credit totaling $15.0 million. Funding for these amounts is expected to be provided by the liquidity sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.

O A K H I L L F I N A N C I A L , I N C . | PAGE 15

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

         The table below details the amount of loan commitments, unused lines of credit and letters of credit outstanding at December 31, 2005, by expiration period:

(In thousands)	One year or less	Two to three years	After three years	Total

Loan commitments	$24,634	$—	$—	$24,634
Unused lines of credit	60,385	6,791	45,473	112,649
Letters of credit	4,942	10,075	—	15,017

	$89,961	$16,866	$45,473	$152,300

         The table below details the amount of contractual obligations outstanding at December 31, 2005, by expiration period:

(In thousands)	One year or less	Two to three years	After three years	Total

Office premises and equipment	$485	$2,422	$—	$2,907
Advances from the Federal Home Loan Bank	39,070	31,501	52,548	123,119
Securities sold under agreement to repurchase	8,263	—	10,000	18,263
Subordinated debentures	—	—	23,000	23,000
Lease obligations	612	965	568	2,145

	$48,430	$34,888	$86,116	$169,434

MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance of the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2005, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO criteria). Management’s assessment reflects no exceptions to the operating effectiveness of the system of internal controls over financial reporting.

         Grant Thornton LLP, independent registered public accounting firm, has audited management’s assessment included in Management’s Assessment of Internal Control Over Financial Reporting as of December 31, 2005, based on COSO criteria. Management’s assessment of the effectiveness of internal control over financial reporting and Grant Thornton’s attestation report on internal controls over financial reporting follow herein.

         The Annual Report on Form 10-K is available without charge at www.sec.gov or by written request to Oak Hill Financial, Inc., Attention: David G. Ratz, Executive Vice President, 14621 S.R. 93, Jackson, Ohio 45640.

PAGE 16 | O A K H I L L F I N A N C I A L , I N C .

Report of Independent Registered Public Accounting Firm on
Effectiveness of Internal Control Over Financial Reporting

Board of Directors and Shareholders of Oak Hill Financial, Inc.

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Oak Hill Financial, Inc. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Oak Hill Financial, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

         A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

         In our opinion, management’s assessment that Oak Hill Financial, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the control criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Oak Hill Financial, Inc. has maintained effective internal control over financial reporting as of December 31, 2005, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

         We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oak Hill Financial, Inc.’s consolidated statements of financial condition as of December 31, 2005 and 2004, and the related statements of earnings, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 9, 2006, expressed an unqualified opinion on those financial statements.

Cincinnati, Ohio
March 9, 2006

Suite 500
4000 Smith Road
Cincinnati OH 45209
T    513.762-5000
F    513.241.6125
W  513.241.6125

Grant Thornton LLP
US Member of Grant Thornton International

O A K H I L L F I N A N C I A L , I N C . | PAGE 17

Report of Independent Registered Public Accounting Firm on
Consolidated Financial Statements

Board of Directors and Shareholders of Oak Hill Financial, Inc.

We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. (“Oak Hill”) as of December 31, 2005 and 2004 and the related consolidated statements of earnings, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

         We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness Oak Hill Financial, Inc.’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of Oak Hill Financial, Inc.’s internal control over financial reporting and an unqualified opinion on the effectiveness of Oak Hill Financial Inc.’s internal control over financial reporting.

Cincinnati, Ohio
March 9, 2006

Suite 500
4000 Smith Road
Cincinnati OH 45209
T    513.762-5000
F    513.241.6125
W  513.241.6125

Grant Thornton LLP
US Member of Grant Thornton International

PAGE 18 | O A K H I L L F I N A N C I A L , I N C .

Consolidated Statements of Financial Condition

	December 31,

(In thousands, except share data)	2005	2004

ASSETS
Cash and due from banks	$24,786	$31,009
Federal funds sold	1,614	988
Investment securities designated as available for sale—at market	131,193	88,383
Investment securities held to maturity—at cost (approximate market value of $3,851 and $3,853 at December 31, 2005 and 2004, respectively)	3,619	3,640
Loans receivable—net	1,014,673	912,282
Loans held for sale—at lower of cost or market	410	256
Office premises and equipment—net	22,736	15,489
Federal Home Loan Bank stock—at cost	7,626	6,590
Real estate acquired through foreclosure	376	1,614
Accrued interest receivable on loans	4,156	3,407
Accrued interest receivable on investment securities	875	527
Goodwill—net	7,935	1,674
Core deposit intangible—net	4,068	1,270
Bank owned life insurance	12,948	10,118
Prepaid expenses and other assets	1,561	2,505
Prepaid federal income taxes	1,178	2,929
Deferred federal income taxes	1,304	359

TOTAL ASSETS	$1,241,058	$1,083,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$97,575	$88,712
Savings and time deposits	880,821	773,384

Total deposits	978,396	862,096
Securities sold under agreement to repurchase	18,263	5,359
Advances from the Federal Home Loan Bank	123,119	105,601
Notes payable	—	2,700
Subordinated debentures	23,000	18,000
Accrued interest payable and other liabilities	4,199	4,241

Total liabilities	1,146,977	997,997
Stockholders’ equity
Common stock—$.50 stated value; authorized 15,000,000 shares, 5,874,634 and 5,653,583 shares issued at December 31, 2005 and 2004, respectively	2,937	2,827
Additional paid-in capital	13,952	6,658
Retained earnings	85,505	78,071
Treasury stock (270,420 and 96,302 shares at December 31, 2005 and 2004, respectively—at cost)	(7,972)	(3,118)
Accumulated comprehensive income:
Unrealized gain (loss) on securities designated as available for sale, net of related tax effects	(341)	605

Total stockholders’ equity	94,081	85,043

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,241,058	$1,083,040

The accompanying notes are an integral part of these statements.

O A K H I L L F I N A N C I A L , I N C . | PAGE 19

Consolidated Statements of Earnings

	Year Ended December 31,

(In thousands, except share data)	2005	2004	2003

INTEREST INCOME
Loans	$64,327	$55,540	$52,009
Investments
U.S. Government and agency securities	2,678	2,295	1,862
Obligations of state and political subdivisions	1,979	838	771
Other securities	642	535	503
Federal funds sold	20	15	7
Interest-bearing deposits	74	28	18

Total interest income	69,720	59,251	55,170
INTEREST EXPENSE
Deposits	22,944	15,923	15,577
Borrowings	6,492	4,915	4,891

Total interest expense	29,436	20,838	20,468

Net interest income	40,284	38,413	34,702
Less provision for losses on loans	6,341	3,136	3,347

Net interest income after provision for losses on loans	33,943	35,277	31,355
OTHER INCOME
Service fees, charges and other operating	6,950	5,252	3,889
Insurance commissions	2,781	3,050	2,827
Bank owned life insurance	436	118	—
Gain on sale of loans	1,085	1,882	4,489
Gain on sale of securities	498	276	314
Gain on sale of branch premises	204	—	—
Gain (loss) on sale of other real estate owned	(316)	(323)	19
Loss on sale of consumer finance loan portfolio	—	(3,585)	—

Total other income	11,638	6,670	11,538
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE
Employee compensation and benefits	16,107	14,519	14,201
Occupancy and equipment	4,067	3,400	2,910
Federal deposit insurance premiums	124	132	104
Franchise taxes	189	988	69
Other operating	9,059	7,673	6,765
Amortization of core deposition intangible	953	72	—
Merger-related expenses	546	160	—

Total general, administrative and other expense	31,045	26,944	24,049

Earnings before federal income taxes	14,536	15,003	18,844
FEDERAL INCOME TAXES
Current	4,346	4,486	6,166
Deferred	(1,189)	(145)	100

Total federal income taxes	3,157	4,341	6,266

NET EARNINGS	$11,379	$10,662	$12,578

EARNINGS PER SHARE
Basic	$2.01	$1.92	$2.29

Diluted	$1.97	$1.87	$2.23

The accompanying notes are an integral part of these statements.

PAGE 20 | O A K H I L L F I N A N C I A L , I N C .

Consolidated Statements of Stockholders’ Equity

	For the Years Ended December 31, 2005, 2004 and 2003

(In thousands, except share data)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unrealized gains (losses) on securities designated as available for sale	Total

BALANCE AT JANUARY 1, 2003	$2,797	$5,113	$61,236	$(3,471)	$1,206	$66,881
Issuance of 203,478 shares under stock option plan	—	591	—	3,139	—	3,730
Dividends declared of $.542 per share	—	—	(2,970)	—	—	(2,970)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(291)	(291)
Net earnings for the year	—	—	12,578	—	—	12,578

BALANCE AT DECEMBER 31, 2003	2,797	5,704	70,844	(332)	915	79,928
Issuance of 118,131 shares under stock option plan	30	954	—	1,583	—	2,567
Repurchase of 134,936 shares	—	—	—	(4,369)	—	(4,369)
Dividends declared of $.618 per share	—	—	(3,435)	—	—	(3,435)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(310)	(310)
Net earnings for the year	—	—	10,662	—	—	10,662

BALANCE AT DECEMBER 31, 2004	2,827	6,658	78,071	(3,118)	605	85,043
Lawrence Financial acquisition	110	8,146	—	—	—	2,111
Issuance of 92,800 shares under stock option plan	—	(852)	—	2,963	—	8,256
Repurchase of 269,945 shares	—	—	—	(7,817)	—	(7,817)
Dividends declared of $.704 per share	—	—	(3,945)	—	—	(3,945)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(946)	(946)
Net earnings for the year	—	—	11,379	—	—	11,379

BALANCE AT DECEMBER 31, 2005	$2,937	$13,952	$85,505	$(7,972)	$(341)	$94,081

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,

(In thousands)	2005	2004	2003

Net earnings	$11,379	$10,662	$12,578
Other comprehensive income, net of tax:
Unrealized losses on securities designated as available for sale, net of benefits of $(335), $(71) and $(47) in 2005, 2004 and 2003, respectively	(623)	(131)	(87)
Reclassification adjustment for realized gains included in net earnings, net of taxes
of $175, $97 and $110 in 2005, 2004 and 2003, respectively	(323)	(179)	(204)

Comprehensive income	$10,433	$10,352	$12,287

Accumulated comprehensive income (loss)	$(341)	$605	$915

The accompanying notes are an integral part of these statements.

O A K H I L L F I N A N C I A L , I N C . | PAGE 21

Consolidated Statements of Cash Flows

	Year Ended December 31,

(In thousands)	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$11,379	$10,662	$12,578
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,822	1,165	985
Amortization of core deposit intangible	953	72	—
Gain on sale of securities	(498)	(276)	(314)
Amortization of premiums and discounts on investment securities—net	805	836	1,310
Amortization of mortgage servicing rights	294	624	1,222
Proceeds from sale of loans in secondary market	35,996	59,428	178,542
Loans disbursed for sale in secondary market	(35,540)	(55,614)	(175,411)
Gain on sale of loans	(610)	(1,132)	(2,080)
Gain on disposition of assets	(204)	—	(15)
Loss on sale of consumer finance loan portfolio	—	3,585	—
Accretion of deferred loan origination fees	(483)	(155)	1
Proceeds from disposal of other real estate owned	1,294	1,163	—
Loss on sale of other real estate owned	316	323	—
Purchase of loans	—	(282)	—
Federal Home Loan Bank stock dividends	(363)	(255)	(234)
Provision for losses on loans	6,341	3,136	3,347
Tax benefit of stock options exercised	447	693	802
Bank owned life insurance income	(436)	(118)	—
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets	1,768	41	(225)
Accrued interest receivable	(614)	(121)	189
Accrued interest payable and other liabilities	(353)	(1,371)	1,603
Federal income taxes
Current	1,751	(1,116)	(1,133)
Deferred	(1,189)	(145)	100

Net cash provided by operating activities	22,876	21,143	21,267
CASH FLOWS USED IN INVESTING ACTIVITIES:
Loan disbursements	(344,834)	(409,234)	(445,612)
Principal repayments on loans	311,778	338,646	330,329
Principal repayments on mortgage-backed securities designated as available for sale	16,905	19,095	31,230
Proceeds from sale of investment securities designated as available for sale	35,234	14,192	7,573
Proceeds from maturity of investment securities	1,405	4,342	780
Proceeds from disposition of assets	895	—	64
Proceeds from sale of consumer finance loan portfolio	—	5,143	—
Loans sold from consumer finance loan portfolio	—	(8,728)	—
Purchase of investment securities designated as available for sale	(82,635)	(45,713)	(35,678)
Purchase of investment securities designated as held to maturity	—	—	(1,098)
Purchase of insurance agency	(12)	—	—
(Increase) decrease in federal funds sold—net	(626)	5,241	5,417
Purchase of bank owned life insurance	—	(10,000)	—
Purchase of office premises and equipment	(5,939)	(2,583)	(2,960)
Ripley acquisition—net of cash received	—	(2,927)	—
Lawrence acquisition—net of cash received	8,228	—	—

Net cash used in investing activities	(59,601)	(92,526)	(109,955)

Net cash used in operating and investing activities (balance carried forward)	(36,725)	(71,383)	(88,688)

PAGE 22 | O A K H I L L F I N A N C I A L , I N C .

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,

(In thousands)	2005	2004	2003

Net cash used in operating and investing activities (balance brought forward)	$(36,725)	$(71,383)	$(88,688)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds (repayments) from securities sold under agreement to repurchase	12,904	994	(1,188)
Net increase in deposit accounts	10,378	92,706	54,008
Proceeds from Federal Home Loan Bank advances	28,200	—	50,301
Repayment of Federal Home Loan Bank advances	(13,182)	(18,368)	(13,469)
Proceeds from notes payable	—	—	3,050
Repayment of notes payable	(2,700)	(400)	(2,700)
Proceeds from issuance of subordinated debentures	5,000	13,000	—
Dividends on common shares	(3,945)	(3,435)	(2,970)
Purchase of treasury stock	(7,820)	(4,369)	—
Proceeds from issuance of shares under stock option plan	1,667	1,874	2,928

Net cash provided by financing activities	30,502	82,002	89,960

Net increase (decrease) in cash and cash equivalents	(6,223)	10,619	1,272
Cash and cash equivalents at beginning of year	31,009	20,390	19,118

Cash and cash equivalents at end of year	$24,786	$31,009	$20,390

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Federal income taxes	$3,124	$5,417	$6,474

Interest on deposits and borrowings	$29,129	$20,552	$20,463

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Unrealized losses on securities designated as available for sale, net of related tax benefits	$(1,278)	$(310)	$(291)

Recognition of mortgage servicing rights in accordance with SFAS No. 140	$475	$750	$2,409

Transfer from loans to real estate acquired through foreclosure	$107	$2,564	$1,447

Issuance of loans upon sale of real estate acquired through foreclosure	$—	$738	$862

Fair value of assets acquired in acquisition of Ripley National Bank	$—	$58,611	$—

Fair value of assets acquired in acquisition of Lawrence Financial	$125,121	$—	$—

Common stock issued in acquisition of Lawrence Financial	$8,256	$—	$—

Goodwill and other intangible assets arising from acquisitions—net	$6,741	$2,531	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Acquisition of treasury stock in exchange for stock options	$—	$—	$165

The accompanying notes are an integral part of these statements.

O A K H I L L F I N A N C I A L , I N C . | PAGE 23

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003

NOTE A—SUMMARY OF ACCOUNTING POLICIES

Oak Hill Financial, Inc. (the “Company”) is a financial holding company, the principal assets of which are the Company’s ownership of Oak Hill Banks (“Oak Hill”) and Oak Hill Financial Insurance (“OHFI”). The Company also owns 49% of Oak Hill Title Agency, LLC (“Oak Hill Title”). The Company’s operations are primarily dependent upon its financial services subsidiary which is collectively viewed herein as a single operating segment for financial statement purposes.

         Oak Hill conducts a general commercial banking business in southern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Prior to 2005, the Company operated Action Finance (“Action”) a consumer finance company, the principal assets of which were sold in 2004. Oak Hill’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Oak Hill can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management’s control.

         In October 2004, the Company acquired Ripley National Bank (“Ripley”) for $5.3 million in cash. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets.

         In December 2004, the Company sold the consumer loan portfolio of Action, a consumer finance subsidiary. The portfolio, which was comprised of small consumer and second mortgage loans, totaled $8.7 million. Concurrent with the sale, the Company closed its five retail lending offices in southern Ohio.

         In 2005, the Company acquired Lawrence Financial Holdings, Inc. (“Lawrence Financial”) and its subsidiary, Lawrence Federal Savings Bank (“Lawrence”) headquartered in Ironton, Ohio for $15.2 million, of which $7.7 million was paid in cash. In addition, the Company issued 221,051 shares of common stock to Lawrence Financial shareholders. As part of the transaction, the Company acquired a net three full-service offices in southern Ohio, involving total loans of $76.5 million, $104.2 million in deposits and $116.9 million in assets.

         The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

         The following is a summary of the Company’s significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oak Hill and its wholly-owned subsidiaries Oak Hill Banks Community Development Corp. and Oak Hill Financial Services Company, OHFI and Oak Hill Title. All intercompany balances and transactions have been eliminated.

2.   Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders’ equity.

         Realized gains and losses on sales of securities are recognized using the specific identification method.

3.   Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

         Interest is accrued as earned unless the collectibility

PAGE 24 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

         Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to Oak Hill. At December 31, 2005 and 2004, loans held for sale were carried at cost.

         Oak Hill generally retains servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which requires that Oak Hill recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

         The mortgage servicing rights recorded by Oak Hill, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the “economic” value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

         SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management’s assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

         Oak Hill recorded amortization related to mortgage servicing rights totaling approximately $294,000, $624,000 and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004, the carrying value of Oak Hill’s mortgage servicing rights, which approximated their fair value, totaled $3.3 million and $3.1 million, respectively.

4.   Loan Origination and Commitment Fees

The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

         Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5.   Allowance for Loan Losses

It is the Company’s policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions in certain items including, but not limited to, the level of delinquent and specific problem loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions in Oak Hill’s primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan’s carrying value less estimated selling costs. Major loans and major lending

O A K H I L L F I N A N C I A L , I N C . | PAGE 25

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

         The Company maintains its allowance for loan losses in accordance with SFAS No. 5, “Accounting for Contingencies,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Both statements require the Company to evaluate the collectibility of interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loans’ observable market price or fair value of the collateral.

         A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment on a collective basis. With respect to the Company’s investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value of the collateral.

         It is the Company’s policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

6.   Office Premises and Equipment

Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. Amortization of leasehold improvements is provided over the shorter of the lease term or the estimated useful life of the related asset.

7.   Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan’s unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan’s carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties’ fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8.   Federal Income Taxes

The Company accounts for federal income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

PAGE 26 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The Company’s principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9.   Goodwill and Core Deposit Intangible

In April 2005, the Company acquired Lawrence Financial and its subsidiary for $15.2 million, of which $7.7 million was paid in cash. In addition, the Company issued 221,051 shares of common stock to Lawrence Financial shareholders. The acquisition resulted in a $6.2 million increase in goodwill. Also, as a result of the acquisition, a $3.8 million core deposit intangible was recorded.

         In October 2004, the Company acquired Ripley for $5.3 million in cash. The acquisition resulted in a $1.3 million increase in goodwill. Also, as a result of the acquisition, a $1.3 million core deposit intangible was recorded.

         In January 2002, OHFI purchased McNelly Insurance Agency, a local property and casualty insurance agency, for consideration of $100,000 in cash and a $100,000 note payable. This purchase resulted in goodwill totaling $197,000.

         Pursuant to SFAS No. 142 “Goodwill and Intangible Assets,” which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually or whenever an impairment indicator arises. Goodwill has been assigned to Oak Hill and OHFI as the reporting units that are expected to benefit from the goodwill.

         Based on the Company’s periodic test of goodwill, there were no impairment charges required for the years ended December 31, 2005, 2004 and 2003.

         The core deposit intangibles recorded as part of the Ripley and Lawrence Financial acquisitions are being amortized over their estimated useful lives of 9.3 and 8.3 years, respectively. Oak Hill recorded amortization of the core deposit intangibles of $953,000 and $72,000 for the years ended December 31, 2005 and 2004.

10.   Interest Rate Swap

The Company entered into an interest rate swap in August 2004 to convert $5.0 million of its Oak Hill Capital Trust 1 junior subordinated debentures from fixed rate to variable rate. Under the agreement, the Company has agreed to pay interest to the counterparty on the $5.0 million notional amount at a floating rate of three-month LIBOR plus 5.35% which at December 31, 2005 was 9.89%, and to receive interest at a fixed rate of 10.875%. The interest rate swap met the criteria required to qualify for the shortcut method of accounting for fair value hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Based on this shortcut method of accounting, no ineffectiveness in the hedging relationship was assumed and any fair value change in the interest rate swap was also offset by a fair value change in the junior subordinated debentures during the year ended December 31, 2005 and 2004.

11.   Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

         The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2005 and 2004.

         Cash and due from banks. The carrying amounts presented in the consolidated statements of financial condition for cash and due from banks are deemed to approximate fair value.

         Federal funds sold. The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value due to daily repricing.

O A K H I L L F I N A N C I A L , I N C . | PAGE 27

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         Investment securities. For investment securities, fair value is deemed to equal quoted market price.

         Loans receivable. The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

         Federal Home Loan Bank stock. The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

         Deposits. The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 2005 and 2004. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

         Advances from the Federal Home Loan Bank. The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

         Securities sold under agreement to repurchase. The carrying amounts of securities sold under agreements to repurchase are deemed to approximate fair value.

         Subordinated debentures. The fair value of the Corporation’s subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities. The fair value of the subordinated debentures includes the effects of hedging.

         Notes payable. The fair value of notes payable has been estimated using discounted cash flow analysis, based on the interest rates currently offered for notes of similar remaining maturities.

         Commitments to extend credit. For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value of outstanding loan commitments at December 31, 2005 and 2004 was not material.

         Based on the foregoing methods and assumptions, the carrying value and fair value of the Company’s financial instruments are as follows:

	December 31,

	2005		2004

(In thousands)	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and due from banks	$24,786	$24,786	$31,009	$31,009
Federal funds sold	1,614	1,614	988	988
Investment securities	134,812	135,044	92,023	92,236
Loans receivable—net	1,015,083	1,011,480	912,538	915,674
Federal Home Loan Bank stock	7,626	7,626	6,590	6,590

	$1,183,921	$1,180,550	$1,043,148	$1,046,497

Financial liabilities
Deposits	$978,396	$970,278	$862,096	$857,213
Advances from the Federal Home Loan Bank	123,119	124,047	105,601	108,827
Securities sold under agreement to repurchase	18,263	18,318	5,359	5,359
Notes payable	—	—	2,700	2,700
Subordinated debentures	23,000	23,187	18,000	18,131

	$1,142,778	$1,135,830	$993,756	$992,230

PAGE 28 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

12.   Earnings per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option.

         The computations were as follows for the years ended December 31:

	2005	2004	2003

Weighted-average common shares outstanding (basic)	5,667,522	5,549,855	5,487,436
Dilutive effect of assumed exercise of stock options	121,817	142,613	139,855

Weighted-average common shares outstanding (diluted)	5,789,339	5,692,468	5,627,291

         Options to purchase 123,550 and 68,000 shares of common stock with a respective weighted-average exercise price of $37.12 and $30.46 were outstanding at December 31, 2005 and 2003, respectively, but were excluded from the computation of common share equivalents for those respective years because their exercise prices were greater than the average market price of the common shares.

13.   Stock Incentive Plan

The Company has a stock incentive plan that provides for grants of options, restricted stock and other equity-based instruments of up to 1,200,000 authorized, but unissued shares of its common stock. The Company accounts for its stock option plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

         The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands)	2005	2004	2003

Net earnings
As reported	$11,379	$10,662	$12,578
Stock-based compensation, net of tax	(997)	(399)	(114)

Pro forma	$10,382	$10,263	$12,464

Basic earnings per share
As reported	$2.01	$1.92	$2.29
Stock-based compensation, net of tax	(0.18)	(0.07)	(0.02)

Pro forma	$1.83	$1.85	2.27

Diluted earnings per share
As reported	$1.97	$1.87	$2.23
Stock-based compensation, net of tax	(0.18)	(0.07)	(0.02)

Pro forma	$1.79	$1.80	$2.21

         The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003: dividend yield of 2.4%, 1.6% and 2.3% for 2005, 2004 and 2003, respectively; expected volatility of 38.4%, 39.8% and 41.5% for 2005, 2004 and 2003, respectively; risk-free interest rates of 4.25%, 3.65% and 3.38% for 2005, 2004 and 2003, respectively and expected lives of 4 years for 2005, 2004 and 2003.

O A K H I L L F I N A N C I A L , I N C . | PAGE 29

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         A summary of the status of the Company’s Stock Option Plan as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is presented below:

	2005		2004		2003

	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price

Outstanding at beginning of year	582,466	$22.21	572,397	$17.36	718,717	$15.35
Granted	8,000	32.76	130,500	37.19	68,000	30.46
Exercised	(92,800)	16.60	(118,131)	15.87	(210,820)	14.77
Forfeited	(13,433)	33.89	(2,300)	28.45	(3,500)	15.05

Outstanding at end of year	484,233	$23.14	582,466	$22.21	572,397	$17.36

Options exercisable at year-end	475,983		451,633		503,730

Weighted-average fair value of options granted during the year		$10.04		$12.91		$9.31

         The following information applies to options outstanding at December 31, 2005:

Range of exercise prices	Number outstanding

$ 6.67–$10.01	12,975
$10.02–$15.03	36,600
$15.04–$22.56	249,808
$22.57–$33.86	64,300
$33.87–$37.21	120,550

Total	484,233

Weighted-average exercise price	$23.14

Weighted-average remaining contractual life	7.3 years

14.   Capitalization

The Company’s authorized capital stock includes 1,500,000 shares of $.01 per share par value voting preferred stock and 1,500,000 shares of $.01 per share par value non-voting preferred stock. No preferred shares have been issued at December 31, 2005 and 2004.

15.   Advertising

Advertising costs are expensed when incurred. The Company’s advertising expense totaled $737,000, $421,000, and $437,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

16.   Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

17.   Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

18.   Effects of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued a revision of SFAS No. 123(R) “Share-Based Payment” which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will recognized over the period during which an employee is required to provide services in exchange for the awarded—the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

         Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of the award that will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation costs

PAGE 30 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

         Excess tax benefits, as defined by SFAS 123(R), will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

         Compensation cost is required to be recognized in the first interim or annual period that begins after December 15, 2005, or January 1, 2006 as to the Company. Based on existing grants subject to vesting through 2008, management believes the annual compensation cost, net of tax, will not exceed $70,000.

NOTE B—INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

	2005

(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Held to maturity:
Trust preferred securities due after ten years	$3,619	$232	$—	$3,851

Available for sale:
U.S. Government and agency obligations	$73,599	$43	$1,037	$72,605
Obligations of state and political subdivisions	58,196	673	529	58,340
Other securities	1440	124	20	248

Total securities available for sale	$131,939	$840	$1,586	$131,193

	2004

(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Held to maturity:
Trust preferred securities due after ten years	$3,640	$213	$—	$3,853

Available for sale:
U.S. Government and agency obligations	$61,594	$229	$415	$61,408
Obligations of state and political subdivisions	25,743	1,090	64	26,769
Other securities	126	99	19	206

Total securities available for sale	$87,463	$1,418	$498	$88,383

O A K H I L L F I N A N C I A L , I N C . | PAGE 31

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The amortized cost and estimated fair value of investment securities designated as available for sale, by term to maturity at December 31 are shown below.

	2005		2004

(In thousands)	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value

Due in three years or less	$11,141	$10,870	$8,111	$8,120
Due after three years through five years	4,250	4,197	5,787	5,729
Due after five years through ten years	23,646	23,362	9,252	9,302
Due after ten years	92,902	92,764	64,313	65,232

	$131,939	$131,193	$87,463	$88,383

         The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Less than twelve months		More than twelve months

(In thousands)	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss

Available for sale:
U.S. Government and agency obligations	$48,176	$495	$20,647	$542
Obligations of state and political subdivisions	32,010	480	2,701	49
Other securities	—	—	49	20

Total temporarily impaired securities	$80,186	$975	$23,397	$611

         The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004.

	Less than twelve months		More than twelve months

(In thousands)	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss

Available for sale:
U.S. Government and agency obligations	$31,670	$306	$7,603	$109
Obligations of state and political subdivisions	3,109	33	2,618	31
Other securities	—	—	33	19

Total temporarily impaired securities	$34,779	$339	$10,254	$159

         Management has the ability to hold these temporarily impaired securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as the securities approach maturity dates.

         Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2005, totaled $35.2 million, resulting in gross realized gains of $498,000 on such sales.

         Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2004, totaled $14.2 million, resulting in gross realized gains of $276,000 on such sales.

         Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2003, totaled $7.6 million, resulting in gross realized gains of $314,000 on such sales.

PAGE 32 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         At December 31, 2005 and 2004, investment securities with an aggregate book value of $86.5 million and $70.0 million, respectively, were pledged as collateral for public deposits.

         The Company enters into purchases of mortgage-backed securities under agreements to resell substantially identical securities on behalf of its deposit customers. Securities purchased under agreements to resell totaled $18.3 million and $5.4 million at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the agreements were generally scheduled to mature within 90 days with the exception of a $10.0 million reverse repurchase agreement incepted in March 2005 which matures in March 2010. Securities purchased under agreement to resell averaged approximately $16.5 million during 2005 and the maximum amount outstanding at any month-end during 2005 was $20.5 million.

NOTE C—LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

(In thousands)	2005	2004

Real estate mortgage (primarily residential)	$320,674	$270,092
Installment, net of unearned interest of $1,000 and $2,000 at December 31, 2005 and 2004, respectively	106,774	68,072
Commercial and other	599,105	584,201
Credit card	2,183	2,020

Gross loans	1,028,736	924,385
Less:
Allowance for loan losses	13,653	11,847

Loans receivable—net	$1,015,083	$912,538

         The Company’s lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $427.4 million, or 42%, of the total loan portfolio at December 31, 2005, and approximately $338.2 million, or 37%, of the total loan portfolio at December 31, 2004. In recent years, lending efforts have increasingly focused on commercial loans, generally secured by commercial real estate and equipment, which comprise approximately $599.1 million, or 58%, of the total loan portfolio at December 31, 2005, and approximately $584.2 million, or 63%, of the total loan portfolio at December 31, 2004. Generally, such loans have been underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company’s primary lending areas are presently stable.

         As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $256.5 million, $275.9 million and $271.4 million at December 31, 2005, 2004 and 2003, respectively.

         At December 31, 2005, 2004 and 2003, the Company had nonaccrual and nonperforming loans totaling approximately $17.7 million, $6.3 million and $8.1 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $1.1 million, $406,000 and $508,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

         The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

(In thousands)	2005	2004	2003

Balance at beginning of year	$11,847	$10,836	$9,142
Provision charged to operations	6,341	3,136	3,347
Charge-offs	(7,747)	(3,545)	(2,152)
Recoveries	2,755	1,291	499
Allowance of acquired institutions	457	129	—

Balance at end of year	$13,653	$11,847	$10,836

O A K H I L L F I N A N C I A L , I N C . | PAGE 33

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         Impaired loans and the allowance for loan losses on impaired loans are summarized at December 31 below:

(In thousands)	2005	2004	2003

Impaired loans:
With allowances assigned to the loan balances	$13,100	$3,826	$3,984
With no allowances assigned to the loan balances	—	—	—

Totals	$13,100	$3,826	$3,984

Average balance of impaired loans	$8,463	$3,905	$1,992

Allowance for loan losses on impaired loans	$1,625	$1,328	$982

         A loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in nonperforming assets. The amount of interest recognized for the year ended December 31, 2005 on impaired loans while they were considered impaired was $71,000. There was no interest recognized for the years ended December 31, 2004 and 2003 on impaired loans while they were considered impaired.

NOTE D—OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized at December 31 as follows:

(In thousands)	2005	2004

Land and buildings	$25,289	$16,048
Furniture and equipment	11,095	9,181
Leasehold improvements	1,240	1,117

	37,624	26,346
Less accumulated depreciation and amortization	(14,888)	(10,857)

	$22,736	$15,489

         The Company has entered into commitments to purchase premises and equipment that total $2.9 million over the next three years.

NOTE E—DEPOSITS

Deposit balances at December 31 are summarized as follows:

	2005		2004

(Dollars in thousands)	Amount	Rate	Amount	Rate

DEPOSIT TYPE AND INTEREST RATE RANGE
Demand deposit accounts	$97,575	—	$88,712	—
Savings accounts	64,128	0.53%	58,978	0.45%
NOW accounts	79,329	1.43%	65,395	1.06%
Money market deposit accounts	8,191	0.40%	9,249	0.41%
Premium investment accounts	131,014	3.80%	53,093	2.17%
Select investment accounts	19,856	3.31%	27,197	1.77%

Total transaction accounts	400,093		302,624
Certificates of deposit
1.00–2.99%	93,754		344,757
3.00–4.99%	475,987		203,406
5.00–6.99%	8,506		10,909
7.00–10.00%	56		400

Total certificates of deposit	578,303	3.54%	559,472	2.82%

Total deposits	$978,396	3.43%	$862,096	2.14%

PAGE 34 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The Company had deposit accounts with balances in excess of $100,000 totaling $367.4 million and $371.1 million at December 31, 2005 and 2004, respectively.

         Interest expense on deposits is summarized as follows for the years ended December 31:

(In thousands)	2005	2004	2003

NOW accounts	$1,017	$804	$839
Savings accounts	365	195	295
Money market deposit accounts	36	31	56
Premium investment accounts	2,853	548	411
Select investment accounts	539	419	401
Certificates of deposit	18,134	13,926	13,575

	$22,944	$15,923	$15,577

         The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

(In thousands)	2005	2004

Less than one year	$298,420	$239,199
One year through three years	258,282	259,816
More than three years	21,601	60,457

	$578,303	$559,472

NOTE F—ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2005 and 2004 by pledges of certain residential mortgage loans totaling $209.3 million and $142.6 million, respectively, and Oak Hill’s investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate range	Maturing in year ended December 31,	December 31,

		2005	2004

		(Dollars in thousands)
1.85% to 8.10%	2005	$—	$43,426
3.77% to 6.50%	2006	39,070	2,401
4.14% to 7.30%	2007	31,501	5,501
4.29% to 5.30%	2009	281	333
5.15% to 8.02%	2010	6,140	6,158
3.94% to 6.95%	2011	39,619	40,063
3.09%	2013	2,922	3,819
7.62%	2015	850	850
6.25%	2016	265	283
6.70%	2017	749	790
5.15%	2018	1,445	1,691
3.50%	2025	45	47
3.50%	2029	162	167
3.50%	2030	70	72

		$123,119	$105,601

Weighted-average interest rate		4.43%	3.95%

O A K H I L L F I N A N C I A L , I N C . | PAGE 35

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

NOTE G—OTHER BORROWINGS

At December 31, 2004, Action had a note payable to another financial institution totaling $2.7 million. The note was collateralized by a pledge of a portion of the Company’s shares of Oak Hill. The note was repaid in January 2005.

NOTE H—SUBORDINATED DEBENTURES

In 2000, a Delaware trust owned by the Company (“Trust 1”), issued $5.0 million of mandatorily redeemable debt securities. The amount of the debt securities issued by Trust 1 are included in the Company’s regulatory capital, specifically as a component of Tier 1 capital. The subordinated debentures are the sole assets of Trust 1, and the Company owns all of the common securities of Trust 1. Interest payments on the debt securities are made semi-annually at an annual fixed interest rate of 10.875% and are reported as a component of interest expense on borrowings.

         During 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 2 (“Trust 2”), issued $5.0 million of mandatorily redeemable debt securities. The amount of the debt securities issued by Trust 2 are included in the Company’s regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 2 to purchase from the Company $5.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 2, and the Company owns all of the common securities of Trust 2. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 6.24% through October 18, 2009 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.40% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill during 2004.

         Also during 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 3 (“Trust 3”), issued $8.0 million of mandatorily redeemable debt securities. The amount of the debt securities issued by Trust 3 are included in the Company’s regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 3 to purchase from the Company $8.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 3, and the Company owns all of the common securities of Trust 3. Interest payments on the debt securities are to be made quarterly at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.30%. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were used to partially fund the acquisition of Lawrence Financial.

         During 2005, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 4 (“Trust 4”), issued $5.0 million of mandatorily redeemable debt securities. The amount of the debt securities issued by Trust 4 are included in the Company’s regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 4 to purchase from the Company $5.0 million of subordinated debentures maturing on June 30, 2035. The subordinated debentures are the sole asset of Trust 4, and the Company owns all of the common securities of Trust 4. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 5.96% through June 30, 2015 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 1.60% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill during 2005.

         Trusts 1 through 4 are not consolidated herein pursuant to the provisions of FIN 46.

PAGE 36 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

NOTE I—FEDERAL INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the years ended December 31 as follows:

(In thousands)	2005	2004	2003

Federal income taxes computed at the statutory rate	$4,988	$5,251	$6,611
Increase (decrease) in taxes resulting from:
Interest income on municipal loans and obligations of state and political subdivisions	(807)	(419)	(354)
New Markets Tax Credits	(1,000)	(500)	—
Other	(24)	9	9

Federal income tax provision per consolidated financial statements	$3,157	$4,341	$6,266

         The computation of the Company’s net deferred tax asset at December 31 is as follows:

(In thousands)	2005	2004

Taxes (payable) refundable on temporary differences at statutory rate:
Deferred tax assets:
Book/tax difference of allowance for loan losses	$4,778	$4,155
Deferred compensation benefits	105	89
Net operating loss carryforwards	2,213	—
Unrealized losses on securities designated as available for sale	166	—
Other	51	10

Total deferred tax assets	7,313	4,254
Deferred tax liabilities:
Deferred loan origination costs	(1,635)	(753)
Federal Home Loan Bank stock dividends	(1,240)	(959)
Unrealized gains on securities designated as available for sale	—	(321)
Book/tax difference of depreciation	(484)	(235)
Mortgage servicing rights	(1,165)	(1,101)
Purchase price adjustments	(1,470)	(499)
Other	(15)	(27)

Total deferred tax liabilities	(6,009)	(3,895)

Net deferred tax asset	$1,304	$359

The Company’s ability to utilize the net operating loss carryforward amounts is subject to statutory limitation over a carryforward period, which the Company expects will not exceed eight years.

O A K H I L L F I N A N C I A L , I N C . | PAGE 37

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 2005 and 2004, based on the amount of income taxes subject to recovery in carryback years.

         Retained earnings at December 31, 2005 include $1.5 million in allocation of earnings for bad debt deductions of acquired savings associations for which no income tax has been provided. If these bad debt reserves are used for purposes other than to absorb bad debt losses, the amount used will be subject to Federal income tax at the current corporate tax rate.

NOTE J—RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 2005, 2004 and 2003 totaled approximately $12.7 million, $7.3 million and $5.2 million, respectively.

         The Company had also received demand and time deposits from directors, officers and their related business interests of approximately $15.6 million, $14.7 million and $10.5 million at December 31, 2005, 2004 and 2003, respectively.

         In addition, the Company paid $435,000 and $512,000 for the years ended December 31, 2005 and 2004, respectively, to a law firm in which a director of the Company is a partner. The director has been determined to be independent based upon annual review by the Company’s Board of Directors.

NOTE K—EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed three months of continuous service. The profit-sharing plan is non-contributory and contributions to the plan are made at the discretion of the Board of Directors. The Company contributed $225,000 and $300,000 to the plan for the years ended December 31, 2004 and 2003, respectively. The Company did not contribute to the plan for the year ended December 31, 2005.

         The 401(k) plan allows employees to make voluntary, tax-deferred contributions of up to 15% of their base annual compensation. The Company provides, at its discretion, a 50% matching of funds for each participant’s contribution, subject to a maximum of 6% of base compensation. The Company’s matching contributions under the 401(k) plan totaled $257,000, $327,000 and $285,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE L—COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company’s involvement in such financial instruments.

         The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

         The Company grants retail, commercial and commercial real estate loans in southern and central Ohio. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management’s credit evaluation of each customer. Collateral held varies but may include accounts receivable, inventory, property, plan and equipment, and income-producing commercial properties.

         At December 31, 2005, the Company had outstanding commitments of approximately $24.6 million to originate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $112.6 million

PAGE 38 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

and $15.0 million, respectively, as of December 31, 2005. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2005, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flow from operations and existing excess liquidity.

         The Company has also entered into non-cancelable lease agreements for office premises and equipment under operating leases which expire at various dates through 2013. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(Dollars in thousands)

2006	$612
2007	543
2008	422
2009	222
2010	124
2011–2013	222

$2,145

         Total rent expense under operating leases was $747,000, $850,000 and $741,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE M—REGULATORY CAPITAL

As a registered bank holding company, the Company is subject to capital requirements imposed by the Board of Governor of the Federal Reserve System (“FRB”). Oak Hill is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the “FDIC”). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on Oak Hill’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Oak Hill must meet specific capital guidelines that involve quantitative measures of Oak Hill’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Oak Hill’s capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         The FRB and the FDIC have adopted risk-based capital guidelines to which the Company and Oak Hill are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

         These guidelines divide the capital into two tiers. The first tier (“Tier 1”) includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (“Tier 2”) capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

         During the year ended December 31, 2005, Oak Hill was notified by its primary federal regulator that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” Oak Hill must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively. At December 31, 2005, Oak Hill was well-capitalized.

O A K H I L L F I N A N C I A L , I N C . | PAGE 39

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         As of December 31, 2005 and 2004, management believes that the Company and Oak Hill have met all of the capital adequacy requirements to which the entities are subject. The Company’s and Oak Hill’s Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios are set forth in the following tables:

COMPANY CONSOLIDATED:	As of December 31, 2005

	Actual		For capital adequacy purposes		To be “well capitalized” under prompt corrective action provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital	$119,933	11.7%	$81,722	>8.0%	$102,152	>10.0%
(to risk-weighted assets)
Tier 1 capital	$107,106	10.5%	$40,861	>4.0%	$61,291	> 6.0%
(to risk-weighted assets)
Tier 1 leverage ratio	$107,106	8.7%	$49,002	>4.0%	$61,253	> 5.0%

	As of December 31, 2004

	Actual		For capital adequacy purposes		To be “well capitalized” under prompt corrective action provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital	$110,620	12.2%	$72,816	>8.0%	$91,020	>10.0%
(to risk-weighted assets)
Tier 1 capital	$99,201	10.9%	$36,408	>4.0%	$54,612	> 6.0%
(to risk-weighted assets)
Tier 1 leverage ratio	$99,201	9.3%	$42,682	>4.0%	$53,353	> 5.0%

OAK HILL:	As of December 31, 2005

	Actual		For capital adequacy purposes		To be “well capitalized” under prompt corrective action provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital	$111,980	11.0%	$81,633	>8.0%	$102,041	>10.0%
(to risk-weighted assets)
Tier 1 capital	$99,214	9.7%	$40,816	>4.0%	$61,225	> 6.0%
(to risk-weighted assets)
Tier 1 leverage ratio	$99,214	8.1%	$48,838	>4.0%	$61,047	> 5.0%

	As of December 31, 2004

	Actual		For capital adequacy purposes		To be “well capitalized” under prompt corrective action provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital	$96,383	10.7%	$72,364	>8.0%	$90,545	>10.0%
(to risk-weighted assets)
Tier 1 capital	$85,070	9.4%	$36,182	>4.0%	$54,273	> 6.0%
(to risk-weighted assets)
Tier 1 leverage ratio	$85,070	8.1%	$42,265	>4.0%	$52,831	> 5.0%

PAGE 40 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The Company’s management believes that under the current regulatory capital regulations, the Company and Oak Hill will continue to meet the minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in Oak Hill’s primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

NOTE N—OAK HILL FINANCIAL, INC. CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005, 2004 and 2003.

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,

(In thousands)	2005	2004

ASSETS
Cash and due from banks	$451	$2,089
Interest-bearing deposits in Oak Hill Banks	6,243	6,721
Investment securities	537	561
Investment in Oak Hill Banks	108,921	88,664
Investment in Oak Hill Capital Trusts	713	558
Investment in OHFI	996	1,056
Investment in Oak Hill Title LLC	15	15
Office premises and equipment—net	275	2,307
Prepaid expenses and other assets	2,588	3,639

Total assets	$120,739	$105,610

LIABILITIES AND STOCKHOLDER’S EQUITY
Accrued expenses and other liabilities	$2,945	$2,009
Subordinated debentures	23,713	18,558

Total liabilities	26,658	20,567
Stockholders’ equity
Common stock	2,937	2,827
Additional paid-in capital	13,952	6,658
Retained earnings	85,505	78,071
Less cost of treasury stock	(7,972)	(3,118)
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	(341)	605

Total stockholders’ equity	94,081	85,043

Total liabilities and stockholders’ equity	$120,739	$105,610

O A K H I L L F I N A N C I A L , I N C . | PAGE 41

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF EARNINGS

	Year Ended December 31,

(In thousands)	2005	2004	2003

REVENUE
Interest income	$151	$58	$24
Other income	4	6	10
Equity in earnings of subsidiaries	12,813	11,548	13,306

Total revenue	12,968	11,612	13,340
EXPENSES
Interest expense	1,425	683	578
General and administrative	830	686	498

Total expenses	2,255	1,369	1,076

Earnings before federal income tax credits	10,713	10,243	12,264
Federal income tax credits	(666)	(419)	(314)

NET EARNINGS	$11,379	$10,662	$12,578

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

(In thousands)	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the year	$11,379	$10,662	$12,578
Adjustments to reconcile net earnings to net cash provided by operating activities:
Undistributed earnings of consolidated subsidiaries	(542)	(4,316)	(7,444)
Depreciation of office premises and equipment	168	243	228
Amortization of premium on investment securities	11	—	—
Tax benefit of stock options exercised	447	693	802
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets	124	522	(759)
Other liabilities	1,430	(257)	(498)
Federal income taxes
Deferred	(31)	73	—

Net cash provided by operating activities	12,986	7,620	4,907
CASH FLOWS USED IN INVESTING ACTIVITIES:
Investment in Oak Hill Banks	(5,000)	(10,250)	—
Investment in Action Finance Company	—	(1,750)	—
Investment in Oak Hill Capital Trusts	(155)	(403)	—
Investment in U.S. Government Agencies	—	(561)	—
Purchase of office premises and equipment	(121)	(248)	(703)
Proceeds from disposition of assets	1,985	—	—
(Increase) decrease in interest-bearing deposits	478	(458)	(4,092)
Lawrence Financial acquisition	(6,868)	—	—

Net cash used in investing activities	(9,681)	(13,670)	(4,795)

Net cash provided by (used in) operating and investing activities	3,305	(6,050)	112
(balance carried forward)

PAGE 42 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

(In thousands)	2005	2004	2003

Net cash provided by (used in) operating and investing activities	$3,305	$(6,050)	$112
(balance carried forward)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	1,667	1,874	2,928
Proceeds from issuance of subordinated debentures	5,155	13,403	—
Purchase of treasury stock	(7,820)	(4,369)	—
Dividends on common shares	(3,945)	(3,435)	(2,970)

Net cash provided by (used in) financing activities	(4,943)	7,473	(42)

Net increase (decrease) in cash and cash equivalents	(1,638)	1,423	70
Cash and cash equivalents at beginning of year	2,089	666	596

Cash and cash equivalents at end of year	$451	$2,089	$666

NOTE O—SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2005 and 2004 by investment securities with a book value including accrued interest of approximately $25.8 million and $6.4 million and a market value of approximately $25.4 million and $6.4 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2005 and 2004 was $20.5 million and $6.2 million, respectively, and the average month-end balance outstanding for 2005 and 2004 was approximately $16.5 million and
$5.0 million, respectively.

NOTE P—ACQUISITIONS

On April 1, 2005, the Company acquired Lawrence Financial and its subsidiary for $15.2 million, of which $7.7 million was paid in cash. In addition, the Company issued 221,051 shares of common stock to Lawrence Financial shareholders. As part of the transaction, the Company acquired five full-service offices in southern Ohio, involving total loans of $76.5 million, $104.2 million in deposits and $116.9 million in total assets. Of the five full-service offices acquired, one was combined with an existing Oak Hill branch and one was sold. The acquisition was accounted for as a purchase.

         The following unaudited, pro-forma condensed financial information gives retroactive effect as if the merger had occurred on January 1, 2005.

(In thousands, except share data)	Oak Hill Financial	Lawrence Financial	Pro-forma combined

		(unaudited)	(unaudited)

Total revenue	$81,358	$1,562	$82,920
Total expenses	69,979	2,354	72,333

Net earnings (loss)	$11,379	$(792)	$10,587

Basic earnings (loss) per share	$2.01	$(0.14)	$1.87

Diluted earnings per share	$1.97	N/A	$1.83

         On October 9, 2004, the Company acquired Ripley National Bank (“Ripley”) for $5.3 million in cash whereby Oak Hill and Ripley merged. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets. The acquisition was accounted for as a purchase.

O A K H I L L F I N A N C I A L , I N C . | PAGE 43

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The following unaudited, pro-forma condensed financial information gives retroactive effect as if the merger had occurred on January 1, 2004.

(In thousands, except share data)	Oak Hill Financial	Ripley	Pro-forma combined

		(unaudited)	(unaudited)

Total revenue	$65,921	$2,686	$68,607
Total expenses	55,259	4,069	59,328

Net earnings (loss)	$10,.662	$(1,383)	$9,279

Basic earnings (loss) per share	$1.92	$(0.25)	$1.67

Diluted earnings per share	$1.87	N/A	$1.63

NOTE Q—OAK HILL BANKS COMMUNITY DEVELOPMENT CORP.

During 2004, the Company announced that Oak Hill Banks Community Development Corp. (“OHBCDC”), a wholly owned subsidiary and Certified Development Entity (“CDE”), had been selected to receive a $20.0 million allocation of new markets tax credits (“NMTC”) authority. Administered by the Community Development Financial Institutions Fund of the U.S. Department of the Treasury, the NMTC program is aimed at stimulating economic and community development and job creation in low-income communities.  The program provides federal tax credits to investors who make qualified equity investments (“QEIs”) in a CDE.

The CDE is required to invest the proceeds of each QEI in low-income communities, which are generally defined as those census tracts with poverty rates of greater than 20 percent and/or median family incomes that are less than or equal to 80 percent of the area median family income.

         The credit provided to the investor totals 39 percent of each QEI in a CDE and is claimed over a seven-year credit allowance period. In each of the first three years, the investor receives a credit equal to five percent of the total amount the investor paid to the CDE for each QEI. For each of the remaining four years, the investor receives a credit equal to six percent of the total amount the investor paid to the CDE for each QEI. The Company’s primary subsidiary, Oak Hill, has paid to OHBCDC $20 million for its QEIs. Oak Hill paid $10.0 million to OHBCDC during 2005 and 2004, i.e., the maximum total of $20.0 million permitted for its QEIs in OHBCDC.

         OHBCDC is utilizing its $20.0 million of QEI proceeds to provide “New Markets” loans to qualifying businesses located in twelve Appalachian counties in rural southern Ohio. It also provides financial counseling services through a formal program of community business workshops. Under its New Markets loan program, OHBCDC provides short-term and long-term loans to a variety of qualifying businesses with non-conventional, non-conforming terms and conditions, including reduced fees, extended repayment terms, and below-market interest rates.

         At December 31, 2005, Oak Hill had paid to OHBCDC $20.0 million for QEIs in OHBCDC. Oak Hill recognized $1.0 million and $500,000 in new markets tax credits in its federal income tax returns for the years ended December 31, 2005 and 2004, respectively. The following table sets forth the new markets tax credits expected to be claimed by Oak Hill for years 2006 through 2011 with respect to the aggregate QEI amounts paid by Oak Hill during 2005 and 2004.

	Aggregate QEI Amount	New Markets Tax Credit

Year		2006	2007	2008	2009	2010	2011

2004	$10,000	$500	$600	$600	$600	$600	$—
2005	10,000	500	500	600	600	600	600

Total	$20,000	$1,000	$1,100	$1,200	$1,200	$1,200	$600

PAGE 44 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

         The new markets tax credits claimed by Oak Hill with respect to each QEI remain subject to recapture over each QEI’s credit allowance period upon the occurrence of any of the following:

•	if less than substantially all (generally defined as 85%) of the QEI proceeds are not used by OHBCDC to make qualified low income community investments;

•	OHBCDC ceases to be a CDE; or

•	OHBCDC redeems its QEI investments prior to the end of the credit allowance periods.

         At December 31, 2005 and 2004, none of the above recapture events had occurred, nor in the opinion of management are such events likely to occur in the foreseeable future.

         The following condensed financial statements summarize the financial position of OHBCDC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years ended December 31, 2005 and 2004.

OHBCDC
CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,

(In thousands)	2005	2004

ASSETS
Cash and due from banks	$6,786	$8,784
Loans receivable—net	13,166	1,207
Interest receivable	48	1

Total assets	$20,000	$9,992

LIABILITIES AND
STOCKHOLDER’S EQUITY
Total liabilities	$—	$—
Stockholders equity
Common stock	1	1
Additional paid-in capital	20,013	10,000
Retained deficit	(14)	(9)

Total stockholder’s equity	20,000	9,992

Total liabilities and stockholder’s equity	$20,000	$9,992

OHBCDC
CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31,

(In thousands)	2005	2004

REVENUE
Interest income	$287	$3
Other income	1	—
EXPENSES
Provision for loan losses	166	7
General and administrative	129	5

Loss before federal income tax credits	(7)	(9)
Federal income tax credits	2	—

NET LOSS	$(5)	$(9)

OHBCDC
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,

(In thousands)	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5)	$(9)
Provision for losses on loans	166	7
Increase in interest receivable	(47)	(1)

Net cash provided by (used in) operating activities	114	(3)
CASH FLOWS USED IN INVESTING ACTIVITIES:
Loan disbursements	(12,329)	(1,214)
Principal repayments on loans	204	—

Net cash used in investing activities	(12,125)	(1,214)
CASH FLOWS FROM FINANCING ACTIVITIES:
Investment by Oak Hill Banks	13	1
Qualified equity investment by Oak Hill Banks	10,000	10,000

Net cash provided by financing activities	10,013	10,001

Net increase (decrease) in cash and cash equivalents	(1,998)	8,784
Cash and cash equivalents at beginning of year	8,784	—

Cash and cash equivalents at end of year	$6,786	$8,784

O A K H I L L F I N A N C I A L , I N C . | PAGE 45

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

NOTE R—DETAILS OF OPERATING EXPENSES

The following table details the composition of occupancy and equipment expenses for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,

(In thousands)	2005	2004	2003

Depreciation and amortization	$1,522	$1,146	$985
Rent expense, net of rent income	674	820	711
Maintenance contracts and repairs	1,260	921	775
Other	611	513	439

Total	$4,067	$3,400	$2,910

         The following table details the composition of other operating expenses for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,

(In thousands)	2005	2004	2003

ATM processing	$580	$498	$304
Supplies	794	644	694
Insurance commissions paid	465	533	581
Credit and collection expenses	631	772	692
Dealer participation	571	315	—
Marketing	737	421	437
Postage	507	388	392
Telephone	659	567	542
Professional fees	1,274	796	622
Other	2,841	2,739	2,501

Total	$9,059	$7,673	$6,765

PAGE 46 | O A K H I L L F I N A N C I A L , I N C .

Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004 and 2003 (continued)

NOTE S—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company’s quarterly results for the years ended December 31, 2005 and 2004.

2005

	Three Months Ended

(In thousands, except per share data)	March 31,	June 30,	September 30,	December 31,

Total interest income	$15,777	$17,090	$18,179	$18,674
Total interest expense	6,091	7,104	7,760	8,481

Net interest income	9,686	9,986	10,419	10,193
Provision for losses on loans	750	4,709	212	670
Other income	2,539	3,004	3,013	3,082
General, administrative and other expense	6,895	7,899	8,144	8,107

Earnings before income taxes	4,580	382	5,076	4,498
Federal income taxes (credits)	1,320	(219)	1,137	919

Net earnings	$3,260	$601	$3,939	$3,579

Basic earnings per share	$0.59	$0.10	$0.69	$0.64

Diluted earnings per share	$0.57	$0.10	$0.68	$0.63

2004

	Three Months Ended

(In thousands, except per share data)	March 31,	June 30,	September 30,	December 31,

Total interest income	$14,188	$14,374	$14,933	$15,756
Total interest expense	4,910	4,966	5,230	5,732

Net interest income	9,278	9,408	9,703	10,024
Provision for losses on loans	575	708	1,002	851
Other income	2,352	2,764	2,414	(860)
General, administrative and other expense	6,333	6,591	6,745	7,275

Earnings before income taxes	4,722	4,873	4,370	1,038
Federal income taxes (credits)	1,575	1,625	1,156	(15)

Net earnings	$3,147	$3,248	$3,214	$1,053

Basic earnings per share	$0.56	$0.59	$0.58	$0.19

Diluted earnings per share	$0.55	$0.57	$0.57	$0.18

O A K H I L L F I N A N C I A L , I N C . | PAGE 47

Directors

OAK HILL FINANCIAL AND
OAK HILL BANKS

R. E. Coffman, Jr.
President and CEO,
Oak Hill Financial, Inc.
and CEO, Oak Hill Banks

Barry M. Dorsey, Ed.D.(1)
Executive Director, New College of
Virginia Planning Commission

Scott J. Hinsch, Jr.(2)
President, Oak Hill Banks

John D. Kidd
Chairman, Oak Hill Financial, Inc.
and Oak Hill Banks

D. Bruce Knox(1)
Executive Vice President and CIO,
Oak Hill Financial, Inc.
and Oak Hill Banks

Candice DeClark Peace
Partner, Clark, Schaefer, Hackett & Co.

Donald R. Seigneur
Partner, Whited Seigneur Sams and Rahe, CPAs

William S. Siders
Retired Bank Executive

H. Grant Stephenson
Partner, Porter, Wright,
Morris & Arthur

Neil S. Strawser
President, Parrott and Strawser
Properties, Inc.

Donald P. Wood
President, Don Wood
Automotive, Inc.

(1)	Indicates Director of Oak Hill Financial only.
(2)	Indicates Director of Oak Hill Banks only.

DIRECTOR EMERITUS

Evan E. Davis
Retired Chairman, Oak Hill
Financial, Inc. and Oak Hill Banks

Management Promotions and Additions

We strengthened our management team in 2005 with the addition of Paul G. Wreede as a Senior Vice President and Charles R. Hubbard III, Marilyn K. Miller, Dale B. Shafer, Terri J. Turner, and Wanda L. Walker-Smith as Vice Presidents of Oak Hill Banks. Paul has assumed a leadership role as the Branch Administrator for our Eastern retail region, while Marilyn and Wanda are involved in commercial lending in the Columbus and Cincinnati market areas. Chuck and Dale have added depth to our compliance and operations areas, respectively, and Terri is leading our training department.

         Joining the bank with the Lawrence Financial Holdings acquisition were Regional Vice President Joseph W. Martin, who is heading our Indirect Consumer Lending area and Vice President Mary Y. Cronacher, who oversees the large Ironton, Ohio banking office acquired in the Lawrence transaction.

         There were several well-deserved promotions within our management ranks in 2005. At Oak Hill Banks, Timothy W. Brown, Lori A. Michael and Mikael V. Mullins were promoted to Senior Vice President, Deborah M. Meyer was promoted to Regional Vice President, and David T. Kent was promoted to Vice President. All of these individuals have made major contributions to the bank.

PAGE 48 | O A K H I L L F I N A N C I A L , I N C .

Officers

OAK HILL FINANCIAL, INC.

John D. Kidd
Chairman

R. E. Coffman, Jr.
President and CEO

Miles R. Armentrout
Executive Vice President and
Chief Commercial Banking Officer

Ron J. Copher
Executive Vice President,
Chief Financial Officer, Secretary
and Treasurer

D. Bruce Knox
Executive Vice President and
Chief Information Officer

David G. Ratz
Executive Vice President and
Chief Administrative Officer

Scott J. Hinsch, Jr.
Vice President

Gail S. Wilson
Assistant Secretary

OAK HILL BANKS

John D. Kidd
Chairman

R. E. Coffman, Jr.
Chief Executive Officer

Scott J. Hinsch, Jr.
President

Miles R. Armentrout
Executive Vice President

Ron J. Copher
Executive Vice President
and Secretary

D. Bruce Knox
Executive Vice President

David G. Ratz
Executive Vice President

Timothy W. Brown
Senior Vice President

John L. Cornett
Senior Vice President

Daniel L. Dobbins
Senior Vice President

Terry L. Franklin
Senior Vice President

C. Dale Gahm
Senior Vice President

Jerry L. Gore
Senior Vice President

Ronald G. Hayes
Senior Vice President

Micheal W. Lander
Senior Vice President

Wayne B. Lindstedt
Senior Vice President

Fred K. Mavis
Senior Vice President

Lori A. Michael
Senior Vice President

Joseph L. Michel
Senior Vice President

Paul G. Wreede
Senior Vice President

Gerald J. Cox
Regional Vice President

Jeffrey M. Doles
Regional Vice President

Connie S. Freeman
Regional Vice President

Deborah M. Meyer
Regional Vice President

Daniel E. Mooney
Regional Vice President

Jerald L. Post
Regional Vice President

Richard L. Stage
Regional Vice President

Joseph W. Martin
Regional Vice President

Joseph M. Adams
Vice President

Karen S. Adams
Vice President

Denise L. Brown
Vice President

Mary Y. Cronacher
Vice President

Marsha D. Dyer
Vice President

Joseph R. Givens
Vice President

Connie S. Hendren
Vice President

Jason T. Henry
Vice President

Robert H. Huchison
Vice President

Charles R. Hubbard III
Vice President

Pamela G. Jones
Vice President

David T. Kent
Vice President

Connie L. King
Vice President

Robert L. Lawson
Vice President

Marilyn K. Miller
Vice President

Brian T. Moore
Vice President

Laura E. Neale
Vice President

Dale B. Shafer
Vice President

Terri J. Turner
Vice President

Christopher A. Vaughan
Vice President

Wanda L. Walker-Smith
Vice President

Robert O. Ward
Vice President

Gail S. Wilson
Vice President

Susan E. Adkins
Assistant Vice President

Linda F. Bachtel
Assistant Vice President

David E. Barney
Assistant Vice President

David A. Cisco, Jr.
Assistant Vice President

Rebecca J. Coleman
Assistant Vice President

O A K H I L L F I N A N C I A L , I N C . | PAGE 49

Officers (continued)

OAK HILL BANKS (continued)

Bruce A. Crabtree
Assistant Vice President

Sandra L. Crall
Assistant Vice President

Ann R. Dennison
Assistant Vice President

Callie E. Duhl
Assistant Vice President

Carey B. Dunfee
Assistant Vice President

Lori A. Edwards
Assistant Vice President

Melissa R. Gilliland
Assistant Vice President

Greta J. Hale
Assistant Vice President

Ryan J. Hall
Assistant Vice President

Robert W. Hater
Assistant Vice President

Paula L. Henderson
Assistant Vice President

Terri J. Huber
Assistant Vice President

Kimberly A. Hurd
Assistant Vice President

Rebecca A. Hughes
Assistant Vice President

Lycia D. Maurits
Assistant Vice President

Deborah L. Montavon
Assistant Vice President

Terry R. Moore
Assistant Vice President

Shirley B. Moran
Assistant Vice President

Steven W. Newberry
Assistant Vice President

Debra L. Patrick
Assistant Vice President

Michele L. Phillips
Assistant Vice President

Elaine R. Prater
Assistant Vice President

Scott A. Reed
Assistant Vice President

Paula S. Reynolds
Assistant Vice President

Deborah L. Rhodes
Assistant Vice President

Clara G. Ridgeway
Assistant Vice President

Paula I. Ruble
Assistant Vice President

Mark J. Sarver
Assistant Vice President

David R. Sassenger
Assistant Vice President

Gerald L. Schumacher
Assistant Vice President

Pamela K. Shaw
Assistant Vice President

Joey S. Shelton
Assistant Vice President

Ercel B. Sias
Assistant Vice President

Sheila R. Smith
Assistant Vice President

Ron C. Stillings
Assistant Vice President

Sheri L. Sturgill
Assistant Vice President

J. Mark Swartz
Assistant Vice President

Margo V. Swisher
Assistant Vice President

Rhonda S. Welch
Assistant Vice President

Dan R. Wilson
Assistant Vice President

Kevin R. Christopher
Lending Officer

Alan K. Grauvogel
Security Officer

Margaret L. Hartley
Banking Officer

Karen S. Hencye
Operations Officer

Shawn J. Heyerdoff
Banking Officer

Charlene W. Jacobs
Banking Officer

Mindy J. Jackson
Accounting Officer

Matthew S. Walburn
Banking Officer

Rhonda L. Wasch
Facilities Officer

OAK HILL FINANCIAL
INSURANCE AGENCY, INC.

Brian D. Noble
President and CEO

Eric Braunlin
Vice President

Sharon L. Gahm
Vice President

Ron J. Copher
Chief Financial Officer

OAK HILL TITLE AGENCY, LLC

Fred K. Mavis
President and CEO

Stephen L. Oliver
Vice President

Ron J. Copher
Treasurer

OAK HILL FINANCIAL SERVICES,
INC. (subsidiary of Oak Hill Banks)

Michael A. Comperchio
President and CEO

Ron J. Copher
Secretary and Treasurer

OAK HILL BANKS COMMUNITY
DEVELOPMENT CORP.

Scott J. Hinsch, Jr.
President and CEO

Connie S. Freeman
Executive Director and Secretary

Miles R. Armentrout
Chief Lending Officer

PAGE 50 | O A K H I L L F I N A N C I A L , I N C .

Locations (all locations in Ohio)

OAK HILL FINANCIAL, INC.

14621 State Route 93, Jackson(1)

OAK HILL BANKS

505 Richland Ave., Athens

1005 E. State St., Athens(2)

4811 Cooper Rd., Blue Ash

1033 S. Main St., Centerville

401 Second Ave., Chesapeake

49 E. Water St., Chillicothe

1470 North Bridge St.,
     Chillicothe

27 Stoneridge Dr., Chillicothe

8620 Beechmont Ave.,
      Cincinnati

5681 Rapid Run Rd., Cincinnati

1210 N. Court St., Circleville

1470 S. Court St., Circleville

2211 Lake Club Dr., Columbus(2)

660 Wessel Dr., Fairfield(2)

310 S. Main St., Franklin

500 3rd Avenue, Gallipolis

4928 State Route 125,
     Georgetown

5901 Hoover Rd., Grove City

311 S. Fifth St., Ironton

120 Twin Oaks Dr., Jackson(1)

14621 State Route 93,
     Jackson(1)

300 E. Main St., Jackson

975 E. Main St., Jackson

100 Wal-Mart Dr., Jackson

305 W. Sixth Ave., Lancaster

399 W. Front St., Logan

6501 Mason-Montgomery Rd.,
     Mason

717 Reading Rd., Mason(1)

115 W. Main St., McArthur

4421 Roosevelt Blvd., Middletown

201 S. Front St., Oak Hill

410 N. Front St., Oak Hill(3)

924 Gallia St., Portsmouth

307 State St., Proctorville

206 Church St., Richmond Dale

101 Main St., Ripley

404 Solida Rd., South Point

715 W. State St., Trenton

109 N. Ohio Ave., Wellston

2331 Galena Pike, West
     Portsmouth

9000 Ohio River Rd.,
     Wheelersburg

OAK HILL FINANCIAL
     INSURANCE AGENCY, INC.

135 E. Huron St., Jackson(1)

OAK HILL TITLE AGENCY

120 Twin Oaks Dr., Jackson(1)

OAK HILL FINANCIAL
     SERVICES, INC.

717 Reading Road, Mason(1)

OAK HILL BANKS COMMUNITY
DEVELOPMENT CORP.

120 Twin Oaks Dr., Jackson(1)

(1) Administrative office
(2) Loan office only
(3) Drive-thru only

O A K H I L L F I N A N C I A L , I N C . | PAGE 51

Stockholder Information

The common stock of Oak Hill Financial, Inc. (the “Company”) is traded on the Nasdaq National Market System under the symbol “OAKF”.

         The high and low sales price for the Company’s common stock during each quarter of 2005 and 2004 is as follows:

Quarter Ended	High	Low

12/31/05	$33.59	$28.78
9/30/05	32.46	28.68
6/30/05	34.00	25.00
3/31/05	39.11	33.28
12/31/04	39.25	34.54
9/30/04	35.49	31.40
6/30/04	33.00	30.86
3/31/04	34.00	30.10

         At February 24, 2006, the Company had approximately 2,300 stockholders and 5,557,295 shares of common stock outstanding.

DIVIDENDS

The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks.

         The Company declared the following quarterly cash dividends in 2005 and 2004:

Quarter Ended	Dividend Per Share

12/31/05	$0.19
9/30/05	0.17
6/30/05	0.17
3/31/05	0.17
12/31/04	0.17
9/30/04	0.15
6/30/04	0.15
3/31/04	0.15

         Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company’s financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company’s stock transfer agent:

The Registrar and
     Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 456-0596

ANNUAL MEETING OF
STOCKHOLDERS

The Annual Meeting of Stockholders of Oak Hill Financial, Inc. will be held on April 18, 2006, at 1:00 p.m. at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio (the Extension Office is located just off State Route 93, 1.7 miles south of Jackson).

ANNUAL REPORT ON FORM 10-K

A copy of Oak Hill Financial, Inc.’s annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request directed to:

David G. Ratz
Executive Vice President
Oak Hill Financial, Inc.
14621 State Route 93
Jackson, OH 45640
dratz@oakf.com

PAGE 52 | O A K H I L L F I N A N C I A L , I N C .

R. E. Coffman, Jr.	Evan E. Davis (Emeritus)	Barry M. Dorsey, Ed.D.

Scott J. Hinsch, Jr.	John D. Kidd	D. Bruce Knox

Candice DeClark Peace	Donald R. Seigneur	William S. Siders

H. Grant Stephenson	Neil S. Strawser	Donald P. Wood

Directors

OAK HILL FINANCIAL, INC.

Corporate Office
14621 State Route 93, P.O. Box 688
Jackson, Ohio 45640
(740) 286-3283
www.oakf.com